SEC File No. 24-10143

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JUN 1 9 2006 DIVISION OF CORPORATION FINANCE OFFICE OF EMERGING GROWTH COMPANIES

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 (Amendment No. 1)

SCCB Financial Corp.
(Exact name of issuer as specified in its charter)

South Carolina
(State or other jurisdiction of incorporation or organization)

06037299

1545 Sumter Street, Columbia, South Carolina 29201, (803) 733-8100
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Mr. Clente Flemming, 1545 Sumter Street, Columbia, South Carolina 29201, (803) 733-8100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph D. Clark, Esquire
Haynsworth Sinkler Boyd, P.A.
1201 Main Street, 22nd Floor
Columbia, SC 29201
(803) 540-7847
Fax: (803) 765-1243

PROCESSED JUN 2 7 2006 THOMSON FINANCIAL

6021
(Primary standard Industrial Classification Code Number)

58-2457456
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

The full names and business and residential addresses, as applicable, for the following persons are as follows:

(a) the issuer's directors:

Name	Business Address	Residential Address
Clente Flemming	1545 Sumter Street Columbia, SC 29201	200 Hastings Point Drive Columbia, SC 29203
Charles B. Gary	2205 Two Notch Road Columbia, SC 29204	281 Judo Drive Columbia, SC 29203
Paul J. Mitchell	1545 Sumter Street Columbia, SC 29201	5 Governors Hill Columbia, SC 29201
Dr. David H. Swinton	1600 Harden Street Columbia, SC 29204	1600 Harden Street Columbia, SC 29204
Donald T. Taylor	2201 Atlas Road Columbia, SC 29209	18 Forest Hills Court Columbia, SC 29204

(b) the issuer's officers;

Name	Business Address	Residential Address
Clente Flemming, President	1545 Sumter Street Columbia, SC 29201	200 Hastings Point Drive Columbia, SC 29203
Dr. David H. Swinton, Chairman	1600 Harden Street Columbia, SC 29204	1600 Harden Street Columbia, SC 29204
Torlando Childress, Chief Financial Officer	1545 Sumter Street Columbia, SC 29201	600 Saddlebrook Lane Hopkins, SC 29061
Charles B. Gary, Secretary	2205 Two Notch Road Columbia, SC 29204	281 Judo Drive Columbia, SC 29203

(c) the issuer's general partners;

None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Benedict College	1600 Harden Street Columbia, SC 29201	n/a
Jasper Boykin	6218 Easter Street Columbia, SC 29203	6318 Easter Street Columbia, SC 29203
The South Financial Group	102 South Main Street Greenville, SC 29601	n/a
Federal National Mortgage Association	3900 Wisconsin Ave., NW Washington, DC 20016	n/a
Wachovia Corporation	One Wachovia Center Charlotte, NC 28288-0013	n/a
First Citizens Bancorporation	1230 Main Street Columbia, SC 29201	n/a
Paul J. Mitchell	1545 Sumter Street Columbia, SC 29201	5 Governors Hill Columbia, SC 29201
Donald T. Taylor	2201 Atlas Road Columbia, SC 29209	18 Forest Hills Court Columbia, SC 29204

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Dr. David H. Swinton*	1600 Harden Street Columbia, SC 29201	1600 Harden Street Columbia, SC 29201

*Dr. Swinton has shared voting authority for shares owned by Benedict College. He disclaims any economic interest in those shares.

All record owners listed under (d) above

(f) promoters of the issuer:

None

(g) affiliates of the issuer;

Name	Business Address	Residential Address
South Carolina Community Bank	1545 Sumter Street Columbia, SC 29201	n/a

(h) counsel to the issuer with respect to the proposed offering;

Name	Business Address	Residential Address
Haynsworth Sinkler Boyd, P.A.	1201 Main Street 22nd Floor Columbia, SC 29201 Attention: Joseph D. Clark	n/a

(i) each underwriter with respect to the proposed offering;

None

(j) the underwriter's directors;

None

(k) the underwriter's officers;

None

(l) the underwriter's general partners; and

None

(m) counsel to the underwriter;

None

ITEM 2. Application of Rule 262

(a) Except as set forth in (b) below, none of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. Each of Wachovia Corporation, Federal National Mortgage Association, South Financial Group Inc. and First Citizens Bancorporation, Inc. are beneficial owners of five percent (5%) or more of the issuer's Class B common stock. Holders of Class B common stock are generally not entitled to vote on matters voted on by shareholders of the issuer. Information in this Item 2 about these four beneficial owners is based solely on the reports filed by the owners with the SEC and available at http://www.sec.gov.

(b) On November 4, 2004, Wachovia Corporation consented to entry of final judgment by the United States District Court for the District of Columbia permanently enjoining Wachovia from directly or indirectly violating Section 13(a) and 14(a) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-13 and 14a-9 promulgated thereunder. This issuer has submitted with this filing an application pursuant to Rule 262 for a waiver of this disqualification if such a waiver is deemed necessary. The application has not been granted or denied.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities are not to be offered by underwriters, dealers or salespersons in any jurisdiction.

(b) The securities are to be offered in the following jurisdictions:

California*	North Carolina
Florida*	Pennsylvania*
Georgia	South Carolina
Michigan*	

*Offers to be made only to existing shareholders in satisfaction of preemptive rights.

An application for registration by qualification has been filed with the State of South Carolina. Offers and sales in other states will be made in compliance with exemptions from state registration. All offers will be made by the executive officers and directors of the issuer. No commissions or other remuneration will be paid for the sale of the securities. The securities will be offered initially to existing shareholders of the issuer in satisfaction of preemptive rights. Subsequent offers are expected to be made through personal contacts by officers and directors of the issuer. The issuer may also publish print advertisements or make radio or television broadcasts in accordance with Securities Act rule 251(d)(1)(ii)(C).

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On July 15, 2005, all of the currently outstanding shares of SCCB Financial Corp. (the "issuer"), being 3,145,000 shares of Class A common stock and 375,000 shares of Class B common stock, were issued in exchange for all of the then outstanding shares of the issuer's banking subsidiary pursuant to a plan of share exchange that resulted in the issuer becoming a bank holding company in accordance with Section 3(a)(12) of the Securities Act of 1933. The issuance of shares in this share exchange was solely part of a reorganization in which security holders exchanged their shares of the bank for shares of the issuer, which had no significant assets other than, after the exchange, securities of the bank. In the exchange, the security holders of the issuer received the same proportional share interests in the issuer as they held in the bank, with rights and interests of the security holders in the issuer the same as those in the bank prior to the exchange. After the exchange, the issuer had the same assets and liabilities, on a consolidated basis, as the bank had prior to the exchange.

Otherwise, no unregistered securities have been issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There is no arrangement known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

A publication authorized by Rule 254 was used prior to the filing of this notification. The publication was a notice to existing shareholders of the issuer of the contemplated offering that was mailed on September 10, 2005. A copy of the notice was provided to the Small Business Ombudsman and Office of Small Business Policy of the SEC by delivery on September 9, 2005.

PART II – OFFERING CIRCULAR

Offering Circular

SCCB FINANCIAL CORP.

1545 Sumter Street
Columbia, South Carolina 29201
(803) 733-8100

700,000 Shares Class A Common Stock
300,000 Shares Class B Common Stock

$5.00 per Share

SCCB Financial Corp. is the holding company for South Carolina Community Bank, its wholly-owned subsidiary.

We are offering 700,000 shares of our Class A common stock and 300,000 shares of our Class B common stock for a purchase price of $5.00 per share. No minimum amount of stock is required to be sold in this offering, and subscription funds will not be escrowed.

Holders of our Class A common stock are entitled to one vote per share on each matter voted on at a shareholder's meeting. Holders of our Class B common stock are generally not entitled to vote.

No underwriters or compensated selling agents are currently involved in this offering, and we plan to sell the common stock directly to the public solely through the efforts of our officers and directors.

Our stock is not traded or listed on any national securities exchange or market, and there currently is no market for our stock. We have no present plans to have our stock listed on an exchange.

Please make subscription checks payable to "SCCB Financial Corp." This offering will terminate on _______, 2006 (unless we extend the termination date to no later than __________, 2007), or it may be terminated earlier if all of the shares are sold. If you are not a shareholder already, you must purchase at least 1,000 shares to participate in this offering unless we alter the minimum individual purchase amount as provided herein. There is no minimum purchase amount for existing shareholders. Present holders of our common stock have a preemptive right to acquire a proportional amount of the shares offered in this offering. This right may be exercised until _________, 2006. See "OFFERING AND METHOD OF SUBSCRIPTION."

The purchase of these securities involves risks. See "RISK FACTORS," beginning on page 4 to read about factors you should consider before making a decision about whether to invest in our common stock.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES COMMISSIONERS DO NOT PASS UPON THE MERITS OF OR GIVE THEIR APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DO THEY PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The shares of common stock we are offering are not savings accounts or deposits. They will NOT be insured by the Federal Deposit Insurance Corporation or any other government agency or company.

	Per Share	Total (2)
Public offering price	$5.00	$5,000,000
Underwriting discounts and commissions	-0-	-0-
Proceeds, before expenses, to SCCB Financial Corp.(1)	$5.00	$5,000,000

(1) This is the amount of proceeds before deduction of expenses associated with this offering payable by SCCB Financial Corp. These expenses are estimated at $50,000.
(2) The amounts in this column assume that all of the shares offered are sold. No minimum amount of stock is required to be sold in this offering.

The date of this Offering Circular and the date of commencement of sale to the public is __________, 2006

TABLE OF CONTENTS

You should rely only on the information contained in this Offering Circular. We have not authorized any other person to provide you with information different from the information contained in this Offering Circular. We are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

Unless the context indicates otherwise, the terms "we", "us", "our" and the "Company" mean SCCB Financial Corp. and its subsidiary, and references to "you", "your", "I", "me" and "my" refer to prospective purchasers of our common stock in this offering. The "bank" or "our bank" refers to our subsidiary bank, South Carolina Community Bank. Words in the masculine include the feminine genders, and words in the plural include the singular and the singular includes the plural.

SUMMARY

This is a brief summary of some of the information in this offering circular. It is not a complete statement of all material facts about the matters in this offering circular. Please read the entire offering circular carefully before you make a decision whether to invest.

SCCB Financial Corp.

We are a South Carolina corporation and the holding company for and owner of all of the stock of South Carolina Community Bank. Our principal executive office is located at 1545 Sumter Street, Columbia, South Carolina 29201. Our telephone number is (803) 733-8100.

South Carolina Community Bank

South Carolina Community Bank is a South Carolina state-chartered bank organized in 1999 that engages in a commercial and retail banking business from its main office at 1545 Sumter Street, Columbia, South Carolina, and from branches located at 4103 West Beltline Boulevard in Columbia, South Carolina and at 201 South Main Street in Sumter, South Carolina.

Our Directors and Executive Officers

Our directors are:

Clente Flemming
Charles B. Gary
Paul J. Mitchell
Dr. David H. Swinton
Donald T. Taylor

Our executive officers are Dr. David H. Swinton, Chairman of our Board of Directors, Clente Flemming, our President and Chief Executive Officer, Torlando Childress, our Chief Financial Officer, and Charles B. Gary, our Corporate Secretary.

Management Philosophy and Strategy

We are owned and managed predominantly by members of the local African-American communities in which our banking offices are located, and we primarily serve the banking needs of African-American individuals, churches and other nonprofit organizations, and small and medium-size African-American-owned businesses in those communities.

We offer personalized banking services, with emphasis on knowledge of the individual financial needs and objectives of our customers, coupled with timely response and local decision-making. We offer a wide range of traditional banking products including checking and savings accounts; commercial, installment, and personal loans; and other associated products and services.

In addition to traditional banking methods, one of our growth strategies is to focus on households in our communities that have historically underutilized banking products or not used them at all. The potential benefits of this strategy to the targeted households include: helping them build savings and improve their credit-risk profiles in order to lower their cost of payment services, eliminating a common source of personal stress, and gaining access to lower-cost sources of credit. We try to serve these households with traditional consumer banking products and by offering non-traditional services such as:

- Cashing checks for customers who are not deposit customers and charging a fee;
- Paying bills to third parties for customers and charging a fee;
- Offering deposit accounts with no minimum balances or fees to help customers accumulate savings;
- Making loans to individuals with poor credit records with the loans secured by deposits in our bank; and
- Offering free budget management and credit repair seminars to the public and targeted groups.

Based on our personal knowledge of and business experience with the markets and customers we are targeting, we believe this nontraditional strategy will be beneficial to us for several reasons. We are targeting what we believe is a large, underserved segment of the market that is not a primary target of other banks, and we believe our products and services are better designed to meet the needs of this segment than those offered by our competitors. We also believe our approach will help the targeted customers develop into more traditional bank customers, whom we believe will remain loyal to us. We are attempting to structure these services in a way that will be profitable to us while presenting acceptable levels of risk and resulting in long-term growth for us.

The Offering

Shares of common stock offered	700,000 Class A shares 300,000 Class B shares
Offering price per share	$5.00
Minimum individual purchase	1,000 shares if you are not already one of our shareholders, unless management decides, in its sole discretion to alter the minimum purchase requirement.
Dividends	We have in the past, and expect to continue for the foreseeable future, to retain our earnings to fund the development and growth of our business. Therefore, we do not anticipate declaring cash dividends on our common stock in the foreseeable future. See "DIVIDENDS" on page 9.
Use of proceeds	We intend to use the net proceeds of the offering, after paying the offering expenses, for working capital and general corporate purposes, which may include: • Repayment of indebtedness; • Contribution to our bank's capital; • Possible branch expansion within Columbia or other South Carolina cities; and • Payment of administrative expenses. See "USE OF PROCEEDS" on page 8.

RECENT DEVELOPMENTS

We have obtained a $250,000 advance on the Company's $500,000 line of credit with Carolina First Bank which has been used to increase the capital of our bank. In addition, our bank has become a member in the Federal Home Loan Bank of Atlanta, and has a secured line of credit available from the Federal Home Loan Bank of up to 10% of the bank's total assets, provided that adequate capital is available for pledging. The line is secured by a blanket lien on the bank's loans and may be used for short or long term funding needs and on a fixed or variable rate basis.

SELECTED FINANCIAL DATA

The following selected financial data is derived from the financial statements and other data of the Company. The selected financial data should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein. Data for 2001-2004 is for the bank only because we did not acquire ownership of the bank until 2005.

	Years Ended December 31,				
	2005	2004	2003	2002	2001
Income Statement Data:					
Interest income	$2,968,794	$2,014,923	$1,792,135	$1,827,970	$1,778,478
Interest expense	827,256	353,001	320,640	440,361	661,127
Net Interest income	2,141,538	1,661,922	1,471,495	1,387,609	1,117,351
Provision for loan losses	317,495	107,159	97,328	30,000	25,000
Net interest income after provision for loan losses	1,824,043	1,554,763	1,374,167	1,357,609	1,092,351
Noninterest income	972,914	712,869	451,749	348,916	321,396
Noninterest expense	2,422,366	2,095,487	1,814,607	1,637,245	1,363,243
Income before income taxes	374,591	172,145	11,309	69,280	50,504
Income tax expense (benefit)	117,029	63,161	509	(20,000)	(40,000)
Net income	257,562	108,984	10,800	89,280	90,504
Balance Sheet Data:					
Total assets	$49,453,094	$36,821,495	$32,799,170	$28,756,955	$26,632,163
Total loans (1)	40,821,342	29,888,822	22,823,728	18,863,183	17,792,252
Total deposits	45,149,533	32,960,711	29,087,094	24,970,678	22,980,019
Shareholders' equity	3,958,595	3,709,569	3,616,305	3,624,844	3,472,918
Per Share Data:					
Net income, basic and diluted	$0.07	$0.03	$0.00	$0.03	$0.03
Book value, basic (period end) (2)	1.12	1.05	1.03	1.03	0.98

(1) Loans are stated at gross amounts before allowance for loan losses.
(2) Basic book value per share does not include the potential dilutive effect of outstanding warrants and stock options.

RISK FACTORS

Investment in our stock involves a significant degree of risk. Before you decide to purchase any of our common stock, you should consider the risks and speculative features that are inherent in and affect our business. You should only make an investment after careful consideration of the risk factors below. You should not invest in our stock unless you can afford an investment involving such risks.

Risks Related to an Investment in Our Common Stock

You may lose your total investment.

Significant risks are associated with an investment in the common stock of a relatively new company and with investment in a banking business. Therefore, you should make sure before investing that you are financially able to sustain a total loss of any funds used to purchase our common stock. Our common stock is not a deposit, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Our common stock is not listed on any exchange and has no trading market, so you may have to hold our common stock indefinitely.

Our common stock is not traded or listed on any national securities exchange or market, and currently there is no trading market for our stock. It is not likely that an active and liquid trading market will develop or be maintained in the foreseeable future. The development of an active public trading market depends upon the existence of willing buyers and sellers and is not within our control. For these reasons, our common stock may not be appropriate as a short-term investment, and you should be prepared to hold our common stock indefinitely. We also cannot assure you that you will be able to resell your shares of common stock for a price that is equal to or greater than the offering price.

We will not pay cash dividends in the foreseeable future.

We have never paid cash dividends and do not plan to pay cash dividends in the foreseeable future. We plan to use any funds that might otherwise be available to pay dividends to maintain or increase our capital, which will allow us to expand our business by making more loans and possibly opening new branches.

Declaration and payment of dividends are within the discretion of our board of directors. Dividends from our bank will be our most likely source of funds with which to pay cash dividends. Other possible sources of dividends could be proceeds of loans or sales of stock. Our bank's declaration and payment of future dividends to us are within the discretion of the bank's board of directors and are dependent upon the bank's earnings, financial condition, need to retain earnings for use in its business and any other pertinent factors. Payment of dividends by our bank is also subject to various regulatory requirements and to prior approval of the South Carolina Commissioner of Banking and the FDIC. See "DIVIDENDS."

Our existing management will maintain significant control over us following the offering.

Before this offering, our current executive officers and directors beneficially own approximately 37.5% of the outstanding shares of our Class A common stock. These officers and directors have indicated to us that they intend to purchase shares in this offering and the percentage they own could increase depending upon the number of shares they actually purchase and the number of shares we sell in this offering. See "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS – Security Ownership of Management." Accordingly, our current executive officers and directors will be able to influence, to a significant extent, the outcome of all matters required to be submitted to our shareholders for approval (including decisions relating to the election of directors). If they vote together, they may be able to prevent any merger, consolidation, share exchange, sale of substantial assets, dissolution, removal of directors or amendment to the articles of incorporation they do not want.

We arbitrarily determined the offering price.

The price at which we are selling our stock in this offering has not been set as a result of arm's length negotiations or with reference to prices established in an active trading market. We cannot assure you that you will be able to sell your shares at or above $5.00 per share.

We have broad discretion to use the net proceeds of this offering as described in this offering circular.

We plan to use net proceeds of this offering first to repay indebtedness. We expect to use a substantial portion of the remaining net proceeds to enhance and support the equity capital of our bank, and retain the balance of the net proceeds in the holding company. The net proceeds we retain in the holding company will be temporarily invested and will be available to increase the capital of the bank, pay administrative expenses of the holding company, or for other activities in which a bank holding company is permitted to engage. Accordingly, we will have broad discretion as to the application of such proceeds within these parameters. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions as to how to use these net proceeds. Our failure to use these funds effectively could have an adverse effect on our financial condition and results of operations. The use of proceeds will not, however, change beyond those factors specifically described.

Risks Related to Our Business

We have a limited operating history, and as a result our financial performance to date may not be a reliable indicator of whether our business strategy will be successful.

We did not commence operations until 1999, and therefore you have a limited historical basis upon which to rely for gauging our business performance and making an investment decision. Our prospects are subject to the risks and uncertainties frequently encountered by companies in their early stages of development, including the risk that we will not be able to sucessfully implement our long-term business plans. Accordingly, our financial performance to date may not be representative of our long-term future performance or indicative of whether our business strategy will be successful.

We depend on the services of a number of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced revenues.

We are a relationship-driven organization. Our growth and development to date have depended in large part on the efforts of our senior management team. These senior officers have primary contact with our customers and are extremely important in maintaining personalized relationships with our customer base, a key aspect of our business strategy, and in increasing our market presence. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues if we were unable to find suitable replacements promptly.

If our loan customers do not pay us as they have contracted to, we may experience losses.

Our principal revenue producing business is making loans. If the loans are not repaid, we will suffer losses. Even though we maintain an allowance for loan losses, the amount of the allowance may not be adequate to cover the losses we experience. We attempt to mitigate this risk by a thorough review of the creditworthiness of loan customers. Nevertheless, there is risk that our credit evaluations will prove to be inaccurate due to changed circumstances or otherwise.

Our business is concentrated in relatively small market areas, and a downturn in the economy of those areas, a decline in area real estate values or other events in our market area may adversely affect our business.

Substantially all of our business is located in the Columbia and Sumter, South Carolina areas. As a result, our financial condition and results of operations may be affected by changes in the economies of these small market areas. A prolonged period of economic recession, a general decline in our market area real estate values or other adverse economic conditions in those areas may result in decreases in demand for our services, increases in nonpayment of loans and decreases in the value of collateral securing loans. The existence of adverse economic conditions, declines in real estate values or the occurrence of other adverse economic conditions in our market areas and South Carolina could have a material adverse effect on our business, future prospects, financial condition or results of operations.

We face strong competition from larger, more established competitors which may adversely affect our ability to operate profitably.

We encounter strong competition from financial institutions operating in our market areas. In the conduct of our business, we also compete with credit unions, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation as we are. Many of these competitors have substantially greater resources and lending abilities than we have and offer services, such as investment banking, trust and international banking services that we do not provide. We believe that we have and will continue to be able to compete effectively with these institutions because of our experienced bankers and personalized service, as well as through loan participations, timely response and local decision-making. However, we cannot promise that we are correct in our belief. If we are wrong, our ability to operate profitably may be negatively affected.

We may borrow money secured by a mortgage on our main office.

We have credit available to us through a line of credit secured by a mortgage on our main office. If we borrow money under this line of credit and are unable to repay it, the mortgage could be foreclosed and we could lose ownership of our main office.

Many of our loans are to smaller businesses and may be riskier than loans to larger businesses.

Many of the bank's commercial loans are made to small- to medium-sized businesses, which typically have shorter operating histories, and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on loans secured by commercial property generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy.

We place significant reliance on time deposits $100,000 and over to meet our funding needs.

The retention of time deposits $100,000 and over can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Our loan customers may not be able to pay us if interest rates rise.

We face additional credit risks to the extent that we engage in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates.

Risks Related to Our Industry

We are subject to governmental regulation which could change and increase our cost of doing business or have an adverse affect on our business.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with the requirements of these agencies is costly and may limit our growth and restrict certain of our activities, including, payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and locations of offices. We are also subject to capitalization guidelines established by federal authorities and our failure to meet those guidelines could result, in an extreme case, in our bank's being placed in receivership. Supervision, regulation and examination of banks and bank holding companies by financial institution regulatory agencies are intended for the protection of depositors and our other customers rather than holders of our common stock.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the impact of these changes on our business or profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

We are susceptible to changes in monetary policy and other economic factors which may adversely affect our ability to operate profitably.

Changes in governmental, economic and monetary policies may affect the ability of our bank to attract deposits and make loans. The rates of interest payable on deposits and chargeable on loans are affected by governmental regulation and fiscal policy as well as by national, state and local economic conditions. All of these matters are outside of our control and affect our ability to operate profitably.

Our profitability and liquidity may be affected by changes in interest rates and economic conditions and is dependent on our ability to manage these risks effectively.

To be profitable, we need to manage our interest rate risk effectively. Our profitability depends upon our net interest income, which is the difference between interest earned on our interest-bearing assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Interest rates, and consequently our results of operations, are affected by general economic conditions (domestic and foreign) and fiscal and monetary policies. Monetary and fiscal policies may materially affect the level and direction of interest rates. Increases in interest rates generally decrease the market values of interest-bearing investments and loans held and therefore may adversely affect our liquidity and earnings. Increased interest rates also generally affect the volume of mortgage loan originations, the resale value of mortgage loans originated for resale, and the ability of borrowers to perform under existing loans of all types.

DILUTION

As of December 31, 2005 and prior to this offering, we had 3,145,500 shares of our Class A common stock and 375,000 shares of our Class B common stock outstanding, for a total of 3,520,500 shares of common stock outstanding. We initially sold 3,009,500 of these shares in 1999 for $1.00 per share and the balance of 511,000 shares in 2001 for $2.00 per share. We have warrants and options outstanding to purchase another 155,000 shares at an exercise price of $2.00 per share. See "MANAGEMENT COMPENSATION" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS – Warrants". As of December 31, 2005 we had $3.4 million of tangible shareholders' equity, giving each of our outstanding shares of common stock a net tangible book value of $.96, without taking into consideration the effect of the outstanding warrants and options being exercised.

We are offering our shares in this offering for a price of $5.00 per share. Our pro forma net tangible book value if all 700,000 shares of Class A common stock and all 300,000 shares of Class B common stock being offered had been sold on December 31, 2005, less estimated expenses of this offering, would be $1.84 per share, representing an immediate increase of $.88 per share to prior shareholders, and an immediate decrease of $3.16 per share to the persons purchasing shares in this offering.

If less than all of the shares being offered are sold, the dilutive effects on a per share basis will be as follows:

Percent of Shares Sold	Pro Forma Net Tangible Book Value	Increase to Prior Shareholders	Decrease to Purchasers
75%	$1.65	$ .69	$3.35
50%	1.45	.49	3.55
25%	1.21	.25	3.79
10%	1.05	.09	3.95

FORWARD LOOKING STATEMENTS

This Offering Circular contains "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." You can identify these forward-looking statements through our use of words such as "may," "will," "expect," "anticipate," "believe," "intend, " "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a new company with a limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- our growth and our ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in our market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with competitors that offer banking products and services by mail, telephone and computer and/or the Internet;
- failure of assumptions underlying the establishment of our allowance for loan losses, including the value of collateral securing loans;
- loss of consumer confidence and economic disruptions resulting from terrorist activities; and
- the factors discussed in "Risk Factors" beginning on page 4 of this Offering Circular.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Offering Circular might not occur.

OFFERING AND METHOD OF SUBSCRIPTION

The Offering

We are offering 700,000 shares of our Class A common stock (no par value) and 300,000 shares of our Class B common stock (no par value) at a price of $5.00 per share. The price of the common stock has not been set as the result of arm's length negotiations or with reference to prices established in an active trading market.

If you are not already a shareholder, the minimum individual purchase pursuant to this offering is 1,000 shares unless we alter the minimum individual purchase amount as provided below. There is no minimum individual purchase amount for existing shareholders. We reserve the right in our sole discretion and without notice to existing shareholders, subscribers or offerees to alter the minimum individual purchase amount should conditions so warrant and if we believe it is in the best interest of the Company to do so. We also specifically reserve the right to approve all purchases.

Preemptive Rights

Present holders of our common stock have a preemptive right to acquire a proportional share of the shares of Class A and Class B common stock offered in this offering in accordance with South Carolina law. This right may be exercised until _________, 2006 by delivering the enclosed subscription form, completed and executed, together with full payment of the subscription price, to us, as set forth under "Method of Subscription" below. We will offer shares that are not acquired by present holders of our common stock by _________, 2006 to the public. Present holders of our stock may subscribe for more than their proportional shares of the shares being offered and, if shares are available for sale to nonshareholders, their subscription for more than their proportion may be accepted in our discretion.

Plan of Distribution

We presently plan to make this offering to the public only through Clente Flemming, Charles B. Gary, Paul J. Mitchell, Dr. David H. Swinton, Donald T. Taylor and Torlando Childress, who are our executive officers and directors.

The executive officers and directors offering shares on behalf of the Company will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934. None of these persons is subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his participation. None of them will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in our shares, and each of them is intended primarily to perform at the end of the offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities. None of them is a broker or dealer or an associated person of a broker or dealer, or has been such within the preceding twelve months. None of them will participate in selling any other offering of securities within twelve months after the completion of this offering.

Method of Subscription

You may subscribe for shares by delivering the enclosed subscription form, completed and executed, together with full payment of the subscription price, to us, at 1545 Sumter Street, Columbia, South Carolina 29201. All subscription payments must be made in United States dollars by check, bank draft, or money order drawn to the order of "SCCB Financial Corp." Subscriptions and full payment must be received on or prior to the Termination Date (as defined below).

We reserve the right to reject any subscription in whole or in part for any reason whatsoever. If we do not accept all or part of a subscription, all funds relating to the unaccepted portion shall be promptly returned to the subscriber without interest. Only our President has the authority to accept or reject a subscription, or portion thereof, on our behalf.

No Escrow of Subscription Funds

We will not escrow subscription funds. Subscribers whose subscriptions are accepted will become our shareholders upon our acceptance of their subscriptions. There is no minimum offering amount and no funds will be returned to subscribers after subscriptions are accepted or if less than all of the shares of common stock offered hereby are sold.

Termination Date or Extension of the Offering

We will offer shares of our common stock in this offering until the earlier of: (1) the sale of 700,000 shares of Class A common stock and 300,000 shares of Class B common stock; (2) our decision to terminate the offering; or (3) _________, 2006 (the "Termination Date"). While we intend to use our best efforts to sell 1 million shares, we may terminate the offering without notice to anyone before all such shares are sold. No minimum amount of shares is required to be sold in this offering.

We may extend the Termination Date until ___________, 2007, in our sole discretion.

Issuance of Stock Certificates

We will issue certificates for shares of our common stock for subscriptions which we have accepted and which have been paid for by the subscriber promptly after confirmation of payment.

USE OF PROCEEDS

We plan to use the proceeds from this offering first to pay offering expenses which we estimate will be approximately $50,000. If we sell all of the offered shares, we expect the net proceeds to be approximately $4.95 million.

We plan to allocate the net proceeds so that at least half of the total net proceeds are used immediately to either repay indebtedness of the Company or as a capital contribution to our bank, and the remaining net proceeds will initially be retained in the holding company.

We have obtained a $250,000 advance on the Company's $500,000 line of credit with Carolina First Bank, which has been used to increase the capital of our bank. We may obtain additional advances on this line during this offering to further increase the bank's capital. The line of credit is unsecured and matures January 3, 2007, with interest floating at Carolina First's prime rate, and an option for the outstanding balance to be repaid over 84 months at maturity. Net proceeds from this offering will be used first to repay the amount outstanding under this line of credit.

The following table demonstrates the estimated distribution of our planned use of the net proceeds described above depending upon how many shares are sold:

Percent of Shares Sold	Gross Proceeds	Offering Expenses	Net Proceeds	Repayment of Indebtedness or Capital Contribution to Bank	Other Permitted Uses
10%	$ 500,000	$ 50,000	$ 450,000	$ 250,000	$ 200,000
25%	1,250,000	50,000	1,200,000	600,000	600,000
50%	2,500,000	50,000	2,450,000	1,225,000	1,225,000
75%	3,750,000	50,000	3,700,000	1,850,000	1,850,000
100%	5,000,000	50,000	4,050,000	2,025,000	2,025,000

Amounts contributed to the bank will be used for working capital and other general corporate purposes, including increasing the bank's capital as needed to support future loan production and asset growth and possible branch expansion within Columbia or other South Carolina cities. We estimate that each new branch will cost approximately $500,000 to $800,000, and regulatory approval will be required for any new branches. We do not have plans to open branches in any particular locations. The selection of any additional branch locations will depend upon our management's analysis of a number of different factors at the time of the decision, including local market conditions, availability of suitable property and employees, the number and quality of prospective customers, and the funds available for branch expansion.

The net proceeds we retain in the holding company will be temporarily invested and will be available to increase the capital of the bank, pay administrative expenses of the holding company, or for other activities in which a bank holding company is permitted to engage.

Our application of the net proceeds contributed to the bank or retained by the holding company will depend upon the bank's present or expected needs for capital to meet regulatory requirements, loan and other asset, and deposit levels, levels of interest rates and earnings and future trends expected by our management, our management's analyses and projections about where and when to open new branches, and the benefits that can be expected to be achieved from a sale of the bank's main office to the holding company. Accordingly, we will have broad discretion as to the application of such proceeds within the parameters described herein.

The use of proceeds will not change beyond those factors specifically described.

PRO FORMA CAPITALIZATION

The following table shows our actual capitalization at December 31, 2005 and the pro forma capitalization as if this offering had been completed on that date. The pro forma capitalization assumes the sale of 1 million shares and our receipt of $4.95 million in estimated net proceeds, after deducting our estimated offering expenses.

	At December 31, 2005	
	Actual	Pro Forma
Shareholders' Equity (1)(2)(3):		
Class A common stock, $1.00 par value, 10,000,000 shares authorized; 3,145,500 shares outstanding; 3,845,500 shares pro forma (1)	3,145,500	6,645,500
Class B common stock, $1.00 par value, 2,500,000 shares authorized; 375,000 shares outstanding; 675,000 shares pro forma	375,000	1,875,000
Capital surplus	518,358	468,358
Retained earnings (deficit)	(82,474)	(82,474)
Accumulated other comprehensive income	2,211	2,211
Total shareholders' equity	3,958,595	8,908,595

(1) The table excludes 155,000 shares of common stock issuable upon the exercise of stock options and warrants outstanding. See "MANAGEMENT COMPENSATION" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS – Warrants."

(2) This table does not include the funds we have borrowed since December 31, 2005 and used to increase the capital of our bank. Net proceeds of this offering, after payment of offering expenses, will be used first to repay this loan. See "USE OF PROCEEDS."

(3) This table assumes that the maximum amount is raised in this offering. There is no minimum amount to this offering and there is no guarantee that any proceeds will actually be received.

DIVIDENDS

We do not plan to pay any cash dividends in the foreseeable future and may never pay cash dividends. We plan to use the funds that might otherwise be available to us to pay cash dividends to expand our business.

If we ever pay cash dividends, the most likely source will be dividends paid to us by our bank. Accordingly, our payment of dividends is indirectly subject to the same laws and regulations that govern the payment of dividends by state chartered banks.

Our bank's ability to pay dividends is restricted under South Carolina banking regulations and we have agreed for the bank not to pay dividends to us without the prior approval of the South Carolina Commissioner of Banking and the FDIC.

The payment of cash dividends by our bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of cash dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. Paying dividends that deplete a bank's capital base to an inadequate level may constitute an unsafe and unsound banking practice.

We cannot give you any assurance when, or whether, we will be in a position to pay cash dividends on our common stock. If our bank becomes sufficiently profitable in the judgment of its directors, its directors expect that the bank will pay us some dividends in cash. However, there is no guarantee that such profitability will occur or that dividends will be paid. Further, as stated above, we anticipate that all or substantially all of the bank's earnings in the foreseeable future will be required for use in the development of the bank's business. Even if our bank pays cash dividends to us, we are not required, in turn, to pay dividends to our shareholders. See "DESCRIPTION OF CAPITAL STOCK – Dividends."

MARKET FOR COMMON STOCK

As discussed above under "RISK FACTORS" and "OFFERING AND METHOD OF SUBSCRIPTION," no established market has developed for our common stock, and our common stock is not listed on any exchange nor is it traded on the Nasdaq National Market System. We do not plan to list our stock on any exchange at any time in the near future, and we do not expect a market for our stock to develop in the near future. Our common stock is, however, traded occasionally on an individual basis and our management sometimes becomes aware of prices at which our shares have been traded between individuals. In 2005, management is aware of five transactions in which our common stock traded between $2.00 and $2.25 per share. These transactions involved from 1,333 to 10,000 shares. However, management has not ascertained that these transactions were the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock. There may have also been other transactions in our stock of which management is not aware.

BUSINESS OF SCCB FINANCIAL CORP. AND SOUTH CAROLINA COMMUNITY BANK

General

We are a South Carolina bank holding company incorporated in 2004. We acquired all of the outstanding shares of South Carolina Community Bank's common stock during 2005. We have no operations other than those carried on by the bank. The bank conducts a general banking business under a South Carolina state charter. The bank was organized in 1999 and has experienced gradual growth in assets and earnings. Assets have grown from $15.8 million at December 31, 1999, to $36.8 million at December 31, 2004 and $49.5 million at December 31, 2005. Earnings have increased from a loss of approximately $394,000 for 1999, to net income of $108,984 for 2004 and $257,562 for 2005.

Our bank conducts its activities from its main office at 1545 Sumter Street, Columbia, South Carolina, which opened in March 1999, from a branch office at 4103 West Beltline Boulevard in the Columbia, South Carolina, which opened in February 2000, and from a branch office at 201 South Main Street in Sumter, South Carolina, which also opened in February 2000.

Our bank's primary market areas are the cities of Columbia and Sumter, South Carolina and the immediately surrounding areas of Richland County and Sumter County.

The bank's business primarily consists of accepting deposits and making loans. The bank seeks deposit accounts from households and businesses in its primary market areas by offering a full range of savings accounts, retirement accounts, checking accounts, money market accounts, and time certificates of deposit. It also makes commercial, real estate and installment loans, primarily on a secured basis, and makes other investments authorized by the bank's regulators such as investment securities. Both in-house and brokered conventional residential mortgage loans are offered at the bank.

As of December 31, 2005, our bank employed 28 people with 27 of them being full-time employees. The bank's main office maintains a staff of approximately 18. The bank's branch location on West Beltline Boulevard in Columbia maintains a staff of approximately 5. The bank's branch location in Sumter maintains a staff of approximately 5.

Management Philosophy and Strategy

We are owned and managed predominantly by members of the local African-American communities in which our banking offices are located, and we primarily serve the banking needs of African-American individuals, churches and other nonprofit organizations, and small and medium-size African-American-owned businesses in those communities.

We offer personalized banking services, with emphasis on knowledge of the individual financial needs and objectives of our customers, coupled with timely response and local decision-making. We offer a wide range of traditional banking products including checking and savings accounts; commercial, installment, and personal loans; and other associated products and services.

In addition to traditional banking methods, one of our growth strategies is to focus on households in our communities that have historically underutilized banking products or not used them at all. The potential benefits of this strategy to the targeted households include: helping them build savings and improve their credit-risk profiles in order to lower their cost of payment services, eliminating a common source of personal stress, and gaining access to lower-cost sources of credit. We try to serve these households with traditional consumer banking products and by offering non-traditional services such as:

- Cashing checks for customers who are not deposit customers and charging a fee;
- Paying bills to third parties for customers and charging a fee;
- Offering deposit accounts with no minimum balances or fees to help customers accumulate savings;
- Making loans to individuals with poor credit records with the loans secured by deposits in our bank; and
- Offering free budget management and credit repair seminars to the public and targeted groups.

Based on our personal knowledge of and business experience with the markets and customers we are targeting, we believe this nontraditional strategy will be beneficial to us for several reasons. We are targeting what we believe is a large, underserved segment of the market that is not a primary target of other banks, and we believe our products and services are better designed to meet the needs of this segment than those offered by our competitors. We also believe our approach will help the targeted customers develop into more traditional bank customers, whom we believe will remain loyal to us. We are attempting to structure these services in a way that will be profitable to us while presenting acceptable levels of risk and resulting in long-term growth for us.

Competition

Competition between commercial banks and thrift institutions (savings and loan associations) and credit unions has intensified significantly as a result of the elimination of many previous distinctions between the various types of financial institutions, and the expanded powers and increased activity of thrift institutions in areas of banking that previously had been the sole domain of commercial banks. Legislation, together with regulatory changes by the primary regulators of the various financial institutions, has resulted in the elimination of many distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is virtually unlimited with respect to legal authority to provide most financial services.

Our bank competes in the South Carolina counties of Richland and Sumter, for which the most recent market share data available is as of June 30, 2005. At that time, 16 banks and savings banks with 97 branch locations competed in Richland County for aggregate deposits of approximately $7.3 billion. In Richland County, the bank had a county-wide deposit market share of .48% and a market share rank of 13. Also at June 30, 2005, 8 banks and savings banks with 18 branch locations competed in Sumter County for aggregate deposits of approximately $740.6 million. In Sumter County, the bank had a county-wide deposit market share of .71% and a market share rank of 8.

Banks generally compete with other financial institutions through the products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. In the conduct of certain areas of its business, our bank competes with commercial banks, savings and loan associations (thrift institutions), credit unions, consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restriction imposed upon the bank. Many of these competitors have substantially greater resources and lending limits than the bank and offer certain services, such as international banking services and trust services, that our bank does not provide. Moreover, most of these competitors have more numerous branch offices located throughout their market areas, a competitive advantage that our bank does not have.

The banking industry is significantly affected by prevailing economic conditions as well as by government policies and regulations concerning, among other things, monetary and fiscal affairs, the housing industry and financial institutions. Deposits at banks are influenced by a number of economic factors, including interest rates, competing instruments, levels of personal income and savings, and the extent to which interest on retirement savings accounts is tax deferred. Lending activities are also influenced by a number of economic factors, including demand for and supply of housing, conditions in the construction industry, and availability of funds. Primary sources of funds for lending activities include savings deposits, income from investments, loan principal repayments, and proceeds from sales of loans to conventional participating lenders.

Services Of The Bank

Deposits. Our bank offers the full range of deposit services typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, retirement accounts (including Individual Retirement Accounts), and savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. All deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum amount permitted by law. The bank solicits these accounts from individuals, businesses, associations and organizations, and government authorities. Although the bank intends to be competitive in its efforts to attract deposit accounts, it does not aggressively seek jumbo certificates of deposit (certificates in amounts greater than $100,000).

Lending Activities. Our bank offers a range of lending services, including, commercial loans, consumer loans, and real estate mortgage loans. Consumer loans include both installment and term loans, and include loans for automobiles, household goods, education, boats and general personal expenses. The bank has a residential mortgage loan department with a highly experienced staff qualified to make virtually any type of residential mortgage loan. These loans are sold by the bank upon origination in most cases.

To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the bank's loan loss experience, management's experience at other financial institutions in the market area, the amount of past due and nonperforming loans, current and anticipated economic changes, and the values of loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are some risks that cannot be precisely quantified, management's judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses is subject to regulatory examination and compared to a peer group of financial institutions identified by the regulators.

Real Estate Loans. One of the primary components of the bank's loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates may be fixed or adjustable and the bank frequently charges an origination fee. The bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. The loan-to-value ratio for first and second mortgage loans and for construction loans generally does not exceed 80%. In addition, the bank generally requires personal guarantees of the principal owners of the property.

The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the bank's borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period. These factors increase the risk of nonpayment by the borrower. In the case of a real estate purchase loan, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased.

The bank also faces additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates.

Commercial Loans. Our bank makes loans for commercial purposes in various lines of business. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment and machinery. Equipment loans are typically made for a term of five years or less at either fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Working capital loans typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. Commercial loans vary greatly depending upon the circumstances and loan terms are structured on a case-by-case basis to better serve customer needs.

The risks associated with commercial loans vary with many economic factors, including the economy in the Richland and Sumter County areas. The well-established banks in the Richland and Sumter County areas make proportionately more loans to medium- to large-sized businesses than the bank. Many of the bank's commercial loans are made to small- to medium-sized businesses, which typically have shorter operating histories, and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on loans secured by commercial property generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy.

Consumer Loans. Our bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit such as credit cards. The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans and lines of credit are generally the same as applied by the bank when making a first mortgage loan, as described above, and home equity lines of credit typically expire 15 years or less after origination, unless renewed or extended.

Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, our bank cannot predict the extent to which the borrower's ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Loans to Churches and Other Nonprofit Organizations. Our bank makes loans to churches and other nonprofit organizations for working capital needs, acquisition or maintenance of improvements or other purposes. These loans are typically secured by equipment or fixtures and made for a term of 15 years or less at either fixed or variable rates. Church and nonprofit loans vary greatly depending upon the circumstances and loan terms are structured on a case-by-case basis to better serve customer needs. Loans to churches or other nonprofit organizations that are secured by real estate are categorized as real estate loans.

The risks associated with loans to churches and other nonprofit organizations vary with many economic factors, including the economy in the Richland and Sumter County areas. Risks may also vary depending upon membership characteristics of each organization. The bank attempts to reduce this risk by usually requiring personal guarantees and key-man life insurance coverage when the organization has a limited operating history.

Other Services. Our bank participates in a regional network of automated teller machines that may be used by bank customers in major cities throughout the Southeast. The bank offers the VISA brand of bankcard together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. The bank also provides travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not currently provide international or trust banking services. The bank offers an Internet banking product accessible via the bank's custom website. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. The bank also offers merchant and other business related services to its commercial customers.

Asset and Liability Management

The primary earning assets of our bank consist of the loan portfolio and investment portfolio. Efforts are made generally to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not possible. The majority of the bank's securities investments are in marketable obligations of the United States government, federal agencies and state and municipal governments, generally with varied maturities.

Long-term loans are priced primarily to be interest-rate sensitive with only a small portion of the bank's portfolio of long-term loans at fixed rates. Such fixed-rate loans generally do not have maturities longer than fifteen years, except in exceptional cases.

Deposit accounts represent the majority of the liabilities of the bank. These include transaction accounts, time deposits and certificates of deposit. The maturities of the majority of interest-sensitive accounts are 12 months or less.

Offices

Our bank owns its offices at 1545 Sumter Street in Columbia, South Carolina and at 201 South Main Street in Sumter. The 4103 West Beltline Boulevard office in Columbia, South Carolina is owned subject to a ground lease that expires in 2014 with a renewal option. The office at 1545 Sumter Street in Columbia is an approximately 14,000 square foot two story banking office with on-site parking and drive through windows. The offices at 4103 West Beltline Boulevard in Columbia and at 201 South Main Street in Sumter are one story banking offices with on-site parking and drive through windows. The 4103 West Beltline Boulevard office is approximately 1,873 square feet. The Sumter office is approximately 1,941 square feet. The bank's properties are believed to be well suited for its needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements which begin on page F-1.

Results of Operations

2005 Compared to 2004. We earned $257,562 or $.07 per basic and diluted common share for the year ended December 31, 2005. This compares to $108,984, or $.03 per basic and diluted common share for the year ended December 31, 2004. We had net interest income of $2.1 million and $1.7 million for 2005 and 2004, respectively, with the increase primarily attributable to an increase in average loans outstanding of approximately $10.2 million. We also had noninterest income (primarily service charges on deposit accounts) of $972,914 and $712,869 in 2005 and 2004, respectively, with the increase primarily attributable to increases in the number of deposit accounts. We provided $317,495 and $107,159 to the allowance for loan losses in 2005 and 2004, respectively, with the increase to reflect the growth in our loan portfolio, and had noninterest expenses (principally salaries and benefits, occupancy and data processing expenses) of $2.4 million in 2005 and $2.1 million in 2004. The increase in noninterest expense is primarily attributable to the addition of a senior consumer banking executive and a loan officer and to repairs and maintenance which are not expected to be recurring.

2004 Compared to 2003. We earned $108,984 or $.03 per basic and diluted common share for the year ended December 31, 2004. This compares to $10,800 or $.00 per basic and diluted common share for the year ended December 31, 2003. We had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $1.7 million and $1.5 million for 2004 and 2003, respectively, with the increase primarily attributable to growth in our loan portfolio. We also had other noninterest income of $712,869 and $451,749 in 2004 and 2003, respectively, with the increase primarily attributable to service charges resulting from the introduction of a new overdraft protection product. We provided $107,159 and $97,328 to the allowance for loan losses in 2004 and 2003 respectively, and had noninterest expenses of $2.1 million in 2004 and $1.8 million in 2003.

Financial Condition

During the year ended December 31, 2005, as we continued to build our business, total assets increased $12.6 million, or 34.2%, to $49.5 million, compared to $36.8 million at December 31, 2004. Federal funds sold increased by $785 thousand to $1.2 million at December 31, 2005 as a result of deposit growth. Total loans increased $38.4 million, or 42.5%, to $40.8 million at December 31, 2005 from $29.9 million at December 31, 2004, with most of the increase attributable to a $9.2 million increase in commercial and industrial loans. Total deposits also increased by $49.1 million, or 37.0%, to $45.2 million from the December 31, 2004 amount of $33.0 million, including increases of $7.5 million in other time deposits (time deposits less than $100,000) to $20.6 million, and $2.3 million in noninterest-bearing transaction accounts to $6.3 million. The large increase in other time deposits is primarily attributable to a deposit gathering campaign in which we offered favorable interest rates.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of our bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the bank's and therefore, the Company's, assets are largely monetary in nature, material changes in interest rates can have a material impact on the bank's net interest income. The Company and the bank monitor the bank's assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the bank's net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the bank's interest-sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and rates paid on interest-sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company's and the bank's management cannot predict the timing and extent of changes in interest rates, they can attempt to manage the bank's interest rate sensitivity to enable the Company to react to protect the Company's earnings stream throughout various interest rate cycles.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2005 and 2004.

Average Balances, Yields and Rates

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	Average Balances(1)	Interest Income/ Expense	Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Yields/ Rates(2)
Assets						
Securities	$2,290,260	87,840	3.84	$2,307,001	$61,278	2.66
Federal Funds Sold	1,834,945	38,105	2.08	1,643,081	13,068	.80
Time deposits with other banks	100,000	2,944	2.94	100,000	900	.90
Loans (3), (7)	35,347,676	2,839,905	8.03	25,137,794	1,939,677	7.72
Total interest earning assets	39,572,881	2,968,794	7.50	29,187,876	2,014,923	6.90
Cash and due from banks	2,510,132			1,827,300		
Allowance for loan losses	(329,239)			(257,129)		
Premises and equipment	2,060,697			2,045,062		
Other assets	1,235,084			1,348,669		
Total assets	$45,049,555			$34,151,778		
Liabilities and shareholders' equity						
Interest bearing liabilities						
Interest bearing transaction accounts	$4,322,412	29,715	.69	$4,333,272	$29,787	.69
Savings and money market	5,535,082	33,505	.61	4,338,088	25,289	.58
Time deposits $100,000 and over	7,484,129	171,490	2.29	7,758,082	120,837	1.56
Other time deposits	18,540,650	592,546	3.19	9,801,804	177,088	1.81
Total interest bearing deposits	$35,882,273	827,256	2.31	$26,231,246	$353,001	1.35
Noninterest bearing demand deposits	$5,019,497			$4,072,291		
Other liabilities	253,762			116,901		
Shareholders' equity	3,894,023			3,731,340		
Total liabilities and shareholders' equity	$45,049,555			$34,151,778		
Interest rate spread (4)			5.19			5.55
Net interest income and net yield on earning assets (5)		$2,141,538	5.41		$1,661,922	5.69
Interest free funds supporting earning assets (6)	$3,690,608			$2,956,630		

(1) Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Total interest bearing assets yield less the total interest bearing liabilities rate.

(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.
(7) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.

Rate/Volume Analysis of Net Interest Income

Our bank's net income is largely dependent on net interest income. The table below illustrates the relative impact on net interest income caused by changes in the average balances (volume) of interest-sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. Because the bank is in a relatively high-growth stage (typical of young institutions), average balance increases (volume) have had the greatest magnitude of impact through each of the two comparison periods.

Year Ended December 31, 2005 compared to 2004

	Increase (Decrease) Due to			
	Volume	Rate	Volume/ Rate (1)	Change
	(Dollars in Thousands)			
Interest earned on:				
Securities	(445)	27,223	(216)	26,562
Federal Funds sold	1,535	21,031	2,472	25,038
Time deposits with other banks	2,040	-	4	2,044
Loans	788,202	77,927	34,098	900,227
Total interest income	791,332	126,181	36,358	953,871
Interest paid on:				
Deposits	185,781	191,907	96,267	473,955
Total interest expense	185,781	191,907	96,267	473,955
Change in Net Interest Income	605,551	(65,726)	(59,909)	479,916

Year Ended December 31, 2004 compared to 2003

	Increase (Decrease) Due to			
	Volume	Rate	Volume/ Rate (1)	Change
	(Dollars in Thousands)			
Interest earned on:				
Securities	(6,562)	(32,629)	2,127	(37,064)
Federal Funds sold	(803)	(695)	34	(1,464)
Time deposits with other banks	(60)	-	-	(60)
Loans	346,166	(68,764)	(16,026)	261,376
Total interest income	338,741	(102,088)	(13,865)	222,788
Interest paid on:				
Deposits	33,384	(23,684)	22,659	32,361
Total interest expense	33,384	(23,684)	22,659	32,361
Change in Net Interest Income	305,357	(78,404)	(36,524)	190,427

(1) Volume/Rate is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.

Investment Securities

Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The bank has not historically held securities for trading purposes.

The following table summarizes the carrying amounts of securities held by the bank at December 31, 2005 and 2004. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost.

Investment Securities Portfolio Composition

	December 31,	
	2005	2004
Available for sale:		
U.S. Government Agencies	$501,793	$516,247
Held to maturity:		
U.S. Government Agencies	2,100,000	1,200,000
Total	$2,601,793	$1,716,247

The following table presents contractual maturities and weighted average yields of securities at December 31, 2005 and 2004. Securities are presented at their carrying value.

Investment Securities Portfolio Maturities and Yields

	December 31, 2005		December 31, 2004	
	Amount	Yield	Amount	Yield
Available for sale securities:				
U.S. Government Agencies				
After one through five years	$501,793	5.08 %	$516,247	5.09 %
Held to maturity securities:				
U.S. Government Agencies				
Within one year	$1,150,000	3.87	$300,000	4.00 %
After one through five years	950,000	3.34	900,000	3.05

Securities classified as available-for-sale are recorded at fair market value. Approximately 64% of the unrealized losses, or three individual securities were in an unrealized loss position as of December 31, 2005 for twelve months or more. We have the ability and intent to hold these securities until such time as the value recovers or the securities mature. We believe, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the bank, and there are no foreign loans.

The amount of loans outstanding at December 31, 2005 and 2004 are shown in the following table according to type of loan:

Loan Portfolio Composition

	December 31,					
	2005			2004		
	(Dollars in thousands)					
	Amount	% of Loans		Amount	% of Loans	
Commercial and industrial	$15,837	38.80	%	$6,623	22.16	%
Real estate – construction	5,144	12.60		2,306	7.71	
Real estate – mortgage						
1-4 family residential	7,742	18.96		6,980	23.35	
Nonfarm, nonresidential	7,474	18.31		8,820	29.51	
Multifamily residential	713	1.75		420	1.41	
Consumer installment	3,463	8.48		2,373	7.94	
Churches and other nonprofit organizations	448	1.10		2,367	7.92	
Total Loans	40,821	100.00		29,889	100.00	
Less allowance for loan losses	516			278		
Net Loans	$40,305			$29,611		

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the bank's loans, by type, as of December 31, 2005, as well as the type of interest requirement on such loans.

Maturity Distribution on Loans

	December 31, 2005			
	1 Year or Less	1-5 Years	5 Years or More	Total
Commercial and industrial	$3,038,202	$12,656,139	$ 142,659	$15,837,000
Real Estate-construction	1,144,190	3,725,372	274,438	5,144,000
Real Estate-mortgage	2,716,722	10,193,206	3,019,072	15,929,000
Consumer installment	658,399	2,748,912	55,689	3,463,000
Churches and other nonprofit organizations	143,469	304,873	-	448,342
Total	$7,700,982	$29,628,502	$3,491,858	$40,821,342

Loans maturing after one year with:	
Fixed interest rates	$28,601,468
Floating interest rates	4,518,892
Total	$33,120,360

Impaired Loans

A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2005 and 2004, the bank had $323,281 and $247,262, respectively, of nonaccrual loans and no restructured loans. There were no loans past due ninety days or more and still accruing at December 31, 2005 and

2004. For the year ended December 31, 2005, $16,000 of gross interest income would have been received if non-performing loans had been current in accordance with their original terms. During 2005, no gross income on non-performing loans was included in net income.

Generally, the accrual of interest will be discontinued on impaired loans and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the bank's portfolio. There were no loans determined by management to be potential problem loans at December 31, 2005 as defined above.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses, management takes into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2005.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology on a monthly basis and makes an appropriate provision for loan losses. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. The loan risk grading system involves the classification of significant individual loans into grades for "watch," "substandard," "doubtful," and "loss," with the remaining balance of the loan portfolio deemed "non-classified" and allocated among four additional categories. Specific allocations of the allowance are made on a percentage basis for the individual loans within each classified grade. Allocations are also made on a percentage basis for the non-classified portion of the loan portfolio by category on an aggregate basis. The assessment of individual loans is based on repayment history, current financial condition of the borrower, type of loan, type of collateral, loan-to-value ratio, and management's assessment of the borrower's character and of the overall risk exposure associated with the loan. A description of particular risks that management considers for the various types of loans is set forth above under "BUSINESS OF SCCB FINANCIAL CORP AND SOUTH CAROLINA COMMUNITY BANK – Services of the Bank."

Summary of Loan Loss Experience

	Year Ended December 31, 2005	2004
	(Dollars in thousands)	
Balance of allowance for loan losses-beginning	$278	$330
Additions to allowance charged to expense	318	107
Loans charged-off		
Commercial and industrial	(20)	-
Real estate – construction	(10)	-
Real estate – mortgage	-	(15)
Consumer installment	(37)	(24)
Churches and other nonprofit organizations	(13)	(120)
Total (charge-offs)	(80)	(159)
Recoveries of loans previously charged-off	-	-
Net (charge-offs) recoveries	(80)	(159)
Balance of allowance for loan losses-ending	$516	$278
Gross loan outstanding, end of period	40,821	29,889
Allowance for loan losses to loans outstanding, end of period	1.26%	.93%

The following table presents a breakdown of the allocation of the allowance for loan losses by categories of type of loan at the end of the years ended December 31, 2005 and 2004, compared with the percent of loans in the applicable categories to total loans. The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories.

Allocation of Allowance for Loan Losses

	Year Ended December 31, 2005		2004	
	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$ 308,905	38.80	$ 147,991	22.16
Real estate – construction	50,081	12.60	23,010	7.71
Real estate – mortgage	67,699	39.02	31,255	54.27
Consumer installment	48,788	8.48	39,491	7.92
Churches and other nonprofit organizations	40,527	1.10	36,376	7.92
Total	$516,000	100.00	$278,123	100.00

Deposits

The average amounts of and average rate paid on deposits held by the bank for the years ended December 31, 2005 and 2004, are summarized below:

Average Deposits

	Year ended December 31,			
	2005		2004	
	Amount	Rate	Amount	Rate
Noninterest bearing demand	$5,019,497		$ 4,072,291	
Interest bearing transaction accounts	4,322,412	.69 %	4,333,272	.68 %
Savings and money market	5,535,082	.61	4,333,088	.58
Time deposits $100,000 and over	7,484,129	2.29	7,758,082	1.55
Other time deposits	18,540,650	3.20	9,801,804	1.80
Total average deposits	$40,901,770		$30,298,537	

As of December 31, 2005, the bank held $7.0 million of time deposits of $100,000 or more with $1.6 million maturing within three months, $3.1 million maturing over three through six months, $1.5 million maturing over six through twelve months, and $800 thousand maturing over twelve months. The vast majority of time deposits $100,000 and over are acquired from customers within the bank's service area in the ordinary course of business. While most of the large time deposits are acquired from customers with standing relationships with the bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2005 and 2004.

	2005	2004
Return on assets	.57%	.32%
Return on equity	6.61%	2.92%
Dividend payout ratio	.00%	.00%
Equity to assets ratio	8.64%	10.93%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 77.12% of total assets at December 31, 2005.

Liquidity is also be provided by cash flow that we generate from our operating, investing and financing activities. We experienced positive net cash flow of $1.0 million and $2.0 million in 2005 and 2003, respectively, and negative net cash flow of $3.0 million in 2004. The positive cash flow in 2005 was primarily attributable to $971,732 of net cash provided by operating activities, principally our provision for loan losses of $317,495 and net income of $257,562, with net cash provided by financing activities of $12.2 million, and used by investing activities of $12.1 million, offsetting each other. The negative net cash flow in 2004 is primarily attributable to our use of cash in investing activities to support $7.2 million of growth in our loan portfolio, with net deposit growth of $3.9 million and net cash provided by operations of $457,751 not keeping pace with loan growth. The positive cash flow in 2003 was driven by deposit growth of $4.1 million, partially offset by $2.0 million of net cash used by investing activating, principally loan growth.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The bank had $5.9 million in cash and liquid assets at December 31, 2005. We also have two lines of credit available with Carolina First Bank as additional sources of liquidity funding. One line provides availability of $1.8 million directly to the bank for short-term use only and is secured by a mortgage on the bank's main office at 1545 Sumter Street in Columbia, South Carolina. The other line provides availability of $500,000 to the Company and is unsecured and will be used to provide capital to the bank.

The Company is in the process of raising funds by offering up to 1,000,000 shares of its common stock at $5.00 per share. The proceeds of this offering will provide cash flow for the company. The net proceeds will be used to repay debt, for working capital and other general corporate purposes of the bank, to pay administrative expenses of the holding company and for other activities in which a bank holding company is permitted to engage. See "USE OF PROCEEDS."

Management believes that the bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Capital Resources

At December 31, 2005, shareholders' equity increased from the balance at December 31, 2004 by $249,026. Total shareholders' equity at December 31, 2005 was $4.0 million compared to $3.7 million as of December 31, 2004. The increase is a result of net income of $257,562 partially offset by an unrealized loss on investment securities in 2005.

We made capital expenditures for bank premises and furniture and equipment in 2005 totaling approximately $177,000. We expect to make additional such expenditures in 2006 of approximately $100,000. Such expenditures were made, or are expected to be made, from cash on hand.

The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2005, under FDIC regulations, the bank was considered adequately capitalized, but not considered well-capitalized. However, during the first quarter of 2006, the Company drew on its line of credit and provided an additional $250,000 in capital to the bank which resulted in the bank being well-capitalized.

The following table summarizes the capital amounts and ratios of the bank and the regulatory minimum requirements.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005						
Total capital (to risk-weighted assets)	$ 3,944,000	9.03%	$ 3,495,360	8.00%	$ 4,369,200	10.00%
Tier 1 capital (to risk-weighted assets)	3,398,000	7.78	1,747,680	4.00	2,621,520	6.00
Tier 1 capital (to average assets)	3,398,000	6.94	1,957,720	4.00	2,447,150	5.00
December 31, 2004						
Total capital (to risk-weighted assets)	$ 3,256,000	10.12%	$ 2,573,000	8.00%	$ 3,216,000	10.00%
Tier 1 capital (to risk-weighted assets)	2,964,000	9.22	1,286,000	4.00	1,930,000	6.00
Tier 1 capital (to average assets)	2,964,000	8.46	1,401,000	4.00	1,752,000	5.00

The Federal Reserve Board has similar requirements for bank holding companies. The Company is currently not subject to these requirements because the Federal Reserve guidelines contain an exemption for certain bank holding companies with less than $500 million in consolidated assets. The Company currently qualifies for this exemption.

Supervision And Regulation

Bank holding companies and banks are extensively regulated under federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of the company and the bank.

General. As a bank holding company under the Bank Holding Company Act ("BHCA"), the company obtained the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") to acquire the bank and is subject to the regulations of the Federal Reserve. Under the BHCA, the company's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The company may engage in a broader range of activities if it becomes a "financial holding company" pursuant to the Gramm-Leach-Bliley Act, which is described below under the caption "Gramm-Leach-Bliley Act." The BHCA prohibits the company from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Additionally, the BHCA prohibits the company from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking related activities.

The company is also subject to regulation and supervision by the South Carolina State Board of Financial Institutions (the "State Board"). A South Carolina bank holding company must provide the State Board with information with respect to its financial condition, operations, management and inter-company relationships of the holding company and its subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder have been complied with, and the State Board may examine any bank holding company and its subsidiaries.

Obligations of the Company to its Subsidiary Bank. A number of obligations and restrictions are imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution is in danger of becoming insolvent or is insolvent. For example, under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act, as amended ("FDIA"), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision gives depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of the bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Adequacy Guidelines for Bank Holding Companies and State Banks. The various federal bank regulators, including the Federal Reserve and the FDIC have adopted risk-based and leverage capital adequacy guidelines for assessing bank holding company and bank capital adequacy. These standards define what qualifies as capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks.

Failure to meet capital requirements could subject the bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and a prohibition on the taking of brokered deposits.

The risk-based capital standards of both the Federal Reserve and the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agencies in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates should be considered by the agencies as a factor in evaluating a bank's capital adequacy. The Federal Reserve also has issued additional capital guidelines for bank holding companies that engage in certain trading activities.

The bank exceeded all applicable capital requirements at December 31, 2004 and December 31, 2005. The company is not currently subject to separate capital requirements because the Federal Reserve guidelines contain an exemption for certain bank holding companies with less than $500 million in consolidated assets. The Company currently qualifies for this exemption.

Payment of Dividends. The company is a legal entity separate and distinct from its bank subsidiary. Most of the revenues of the company are expected to result from dividends paid to the company by the bank. There are statutory and regulatory requirements applicable to the payment of dividends by the bank to the company as well as by the company to its shareholders. The company does not anticipate that it will pay cash dividends in the near future. See "DIVIDENDS."

Certain Transactions by the Company with its Affiliates. Federal law regulates transactions among the company and its affiliates, including the amount of bank loans to or investments in nonbank affiliates and the amount of advances to third parties collateralized by securities of an affiliate. Further, a bank holding company and its affiliates are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments. Because the bank's deposits are insured by BIF, the bank is subject to insurance assessments imposed by the FDIC. Currently, the assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. In addition, the bank is subject to an assessment to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"). The FICO assessment is adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions.

Regulation of the Bank. The bank is subject to examination by the FDIC and the State Board. Examinations are conducted periodically to assure the bank's compliance with applicable rules and regulations as well as to determine whether the bank is being operated in a safe and sound manner. Examiners often point out areas of concern and make recommendations for improvement. In some cases, as the result of an examination, the regulators will request that the bank take certain specific actions to address issues raised in the examination or, in particularly serious cases, will order the bank to cease and desist specified practices and to take affirmative corrective actions with a goal of eliminating problems and strengthening the safety and soundness of the bank.

The bank is also subject to various state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit laws and laws relating to branch banking. The bank's loan operations are subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of the bank are subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records, and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The bank is also subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's actual performance in meeting community credit needs is evaluated as part of the examination process, and also is considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Other Safety and Soundness Regulations - Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized."

A bank that is "undercapitalized" becomes subject to provisions of the FDIA: restricting payment of capital distributions and management fees; requiring the FDIC to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; restricting the growth of the bank's assets and requiring prior approval of certain expansion proposals. A bank that is "significantly undercapitalized" is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is "critically undercapitalized" is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the FDIC move promptly to take over banks that are unwilling or unable to take such steps.

Brokered Deposits. Under current FDIC regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates), while "undercapitalized" banks may not accept brokered deposits.

Interstate Banking. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 the company and any other adequately capitalized bank holding company located in South Carolina can acquire a bank located in any other state, and a bank holding company located outside South Carolina can acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. Unless prohibited by state law, adequately capitalized and managed bank holding companies are permitted to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if the laws of the host state expressly permit it. The authority of a bank to establish and operate branches within a state continue to be subject to applicable state branching laws. South Carolina law permits such interstate branching but not de novo branching by an out-of-state bank.

Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act, which makes it easier for affiliations between banks, securities firms and insurance companies to take place, removes Depression-era barriers that had separated banks and securities firms, and seeks to protect the privacy of consumers' financial information.

Under provisions of the act and regulations adopted by the applicable regulators, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The legislation creates a new type of bank holding company called a "financial holding company" which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in "financial activities," which are activities that are (1) financial in nature; (2) incidental to activities that are financial in nature; or (3) complementary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well managed, well capitalized and have received a rating of "satisfactory" on their last Community Reinvestment Act examination.

The legislation also creates another new type of entity called a "financial subsidiary." A financial subsidiary may be used by a national bank or a group of national banks to engage in many of the same activities permitted for a financial holding company, though several of these activities, including real estate development or investment, insurance or annuity underwriting, insurance portfolio investing and merchant banking, are reserved for financial holding companies. A bank's investment in a financial subsidiary affects the way in which the bank calculates its regulatory capital, and the assets and liabilities of financial subsidiaries may not be consolidated with those of the bank. The bank must also be certain that its risk management procedures are adequate to protect it from financial and operational risks created both by itself and by any financial subsidiary. Further, the bank must establish policies to maintain the separate corporate identities of the bank and its financial subsidiary and to prevent each from becoming liable for the obligations of the other.

The Act also establishes the concept of "functional supervision," meaning that similar activities should be regulated by the same regulator. Accordingly, the Act spells out the regulatory authority of the bank regulatory agencies, the Securities and Exchange Commission and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The Federal Reserve Board is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any federal law that it has authority to enforce.

Although the Act reaffirms that states are the regulators for insurance activities of all persons, including federally chartered banks, the Act prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

The Act also establishes a minimum federal standard of privacy to protect the confidentiality of a consumer's personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions. The privacy provisions of the Act have been implemented by adoption of regulations by various Federal agencies.

The Act and the regulations adopted pursuant to the Act create new opportunities for the company to offer expanded services to customers in the future, though the company has not yet determined what the nature of the expanded services might be or when the company might find it feasible to offer them. The Act has increased competition from larger financial institutions that are currently more capable than the company of taking advantage of the opportunity to provide a broader range of services. However, the company continues to believe that its commitment to providing high quality, personalized service to customers will permit it to remain competitive in its market area.

Legislative Proposals. Proposed legislation, which could significantly affect the business of banking, is introduced in Congress from time to time. Management of the company cannot predict the future course of such legislative proposals or their impact on the company and the bank should they be adopted.

Fiscal and Monetary Policy. Banking is a business that depends largely on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of the company and the bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the

Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on the company and the bank cannot be predicted.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information about our directors' recent business experience and community activities.

Directors

The table below shows, as to each of our directors, his name, age, positions held with us, principal occupation for the past five years, and the period during which he has served as our director. Our directors serve until the annual meeting each year or until their successors are elected and qualify.

Name and Address	Age	Principal Occupation for the Past Five Years	Director Since
Clente Flemming Columbia, SC	55	President and Chief Executive Officer of the bank since July 2002 and of the Company since 2004; President of The Flemming Group (human resources consulting) from January 2000 until July 2002; Senior Vice President – Carolinas Personnel Executive, Bank of America until December 1999.	2002
Charles B. Gary Columbia, SC	57	Broker in Charge and Owner, Gary Realty Company, Inc. since prior to 2001; Vice-Chairman of the Board and Secretary of the bank since 1999.	1999
Paul J. Mitchell Columbia, SC	44	President and Chief Executive Officer, Advantage Health Systems, Inc. since prior to 2001 (home health care provider).	1999
Dr. David H. Swinton Columbia, SC	62	President, Benedict College since prior to 2001; Chairman of the Board of the bank since 1999 and of the Company since 2004.	1999
Donald T. Taylor Columbia, SC	48	Owner, Taylor Brothers Construction Company since prior to 2001.	1999

Executive Officers

The following persons are our executive officers.

Dr. David H. Swinton	Chairman of the Board
Clente Flemming	President and Chief Executive Officer
Torlando Childress	Chief Financial Officer
Charles B. Gary	Secretary

The business experience of Messrs. Swinton, Flemming and Gary is set forth above under "Directors' Age and Business Experience For the Past Five Years". Mr. Childress of Columbia, South Carolina, who is 34 years old, has been Chief Financial Officer since he joined the bank in 2000. Prior to joining the bank, Mr. Childress was Assistant Vice President of Financial Reporting for RBMG, Inc., a mortgage banking firm.

None of the principal executive officers or directors are related by blood, marriage or adoption in the degree of first cousin or closer.

MANAGEMENT COMPENSATION

Executive Officer Compensation

The following table sets forth information about compensation of the President and Chief Executive Officer and our three highest paid officers as a group (which includes the President and Chief Executive Officer). The President and Chief Executive Officer is our only director who is compensated for service to us and he was the only officer who received total salary and bonus of at least $100,000 in 2005.

Name of Individual or Group	Capacity In Which Remuneration Was Received	2005 Aggregate Remuneration (1)	2006 Estimated Aggregate Remuneration (1)
Clente Flemming	President and Chief Executive Officer	$154,600	$166,600
Three Highest Paid Officers as a Group(2)	Employee Compensation	$297,100	$309,600

(1) We pay Mr. Flemming a car allowance of $550 per month which is included in these totals. Mr. Flemming has also been granted options to acquire 30,000 shares of our Class A common stock at an exercise price of $2.00 per share. The options became exercisable in 10,000 share increments on January 1 of each of 2003, 2004 and 2005 and are exercisable for the sooner to occur of eight years from the date on which they became exercisable or twenty-four months after termination of Mr. Flemming's employment. None of these options have been exercised.

(2) This group includes Mr. Flemming, Mr. Childress and one other officer. We do not compensate Dr. Swinton for his services.

Employment Agreement

We entered into an employment agreement with Mr. Flemming in July 2002. The agreement provides for Mr. Flemming to receive for serving as President and Chief Executive Officer of the bank a $130,000 annual base salary, a performance bonus as established by the Board of Directors and other employee benefits. Upon termination of Mr. Flemming by the bank for any reason other than for cause, Mr. Flemming's base salary and long term dependent care insurance coverage would be continued by the bank for six months.

None of our other officers or directors are subject to employment agreements.

Compensation of Directors

Our directors are not presently compensated for service on the board of directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

Security Ownership of Management

The table below shows as to each director his or her name and positions held with us, and the number of June 1, 2006 and the pro forma number and percentage of shares expected to be beneficially owned by each of them after this offering if all of the offered shares are sold. The pro forma numbers and percentages include shares the individuals have informed the Company they plan to purchase in this offering. The individuals are not obligated to purchase any shares in this offering and may purchase more or fewer shares. Also, there is no minimum offering amount and there can be no assurance that any or all of the shares will be sold. None of these persons own any of our Class B common stock. Except as otherwise indicated, to the knowledge of management, all shares are owned directly with sole voting power. The President and Chief Executive Officer is the only one of our three highest paid officers who presently owns shares of the Company's common stock.

Name	Actual Number Of Class A Shares		Actual % Of Class A Shares Outstanding	Pro Forma Number of Class A Shares		Pro Forma % of Class A Shares Outstanding
Clente Flemming	80,000	(1)	2.5%	82,000	(1)	2.1%
Charles B. Gary	29,667		.9%	30,667		.8%
Paul J. Mitchell	200,500		6.4%	201,500		5.2%
Dr. David H. Swinton	680,500	(2)	21.6%	682,500	(2)	17.8%
Donald T. Taylor	187,000	(3)	6.0%	189,000	(3)	4.9%
All directors and executive officers as a group (6 persons)	1,177,667	(4)	37.4%	1,187,667	(4)	30.88%

Except as otherwise indicated, to the knowledge of management, all shares are owned directly with sole voting power.

(1) Includes 30,000 shares subject to currently exercisable options.

(2) Includes 70,000 shares owned jointly with Dr. Swinton's spouse and 610,000 shares owned by Benedict College over which Dr. Swinton has shared voting authority but for which he disclaims any economic interest.

(3) Includes 186,500 shares owned by Taylor Brothers Construction Company over which Mr. Taylor has shared voting authority.

(4) Includes 30,000 shares subject to currently exercisable options.

Security Ownership of Certain Shareholders

The tables below show as of December 31, 2005 the persons other than those shown under "Security Ownership of Management" who were known to be beneficial owners of 5% or more of our Class A or Class B common stock and their addresses and principal occupations for the past five years.

Name	Number Of Class A Shares	% Of Class A Shares Outstanding	Principal Occupation for the Past Five Years
Benedict College 1600 Harden Street Columbia, SC 29201	610,000	19.4%	College
Jasper Boykin 6218 Easter Street Columbia, SC 29203	450,000	14.3%	Retired insurance agent

Name	Number Of Class B Shares	% Of Class B Shares Outstanding	Principal Occupation for the Past Five Years
The South Financial Group 102 South Main Street Greenville, SC 29601	175,000	47.0%	Bank holding company
Federal National Mortgage Association 3900 Wisconsin Ave., NW Washington, DC 20016	125,000	33.0%	Secondary mortgage institution
Wachovia Corporation One Wachovia Center Charlotte, NC 28288-0013	50,000	13.0%	Bank holding company
First Citizens Bancorporation, Inc. 1230 Main Street Columbia, SC 29201	25,000	6.7%	Bank holding company

We are not aware of plans by any of these shareholders to purchase additional shares of our common stock in this offering.

Options, Warrants and Rights of Management and Certain Shareholders

The following table sets forth information about options, warrants or rights to purchase our securities held by our officers, directors and shareholders who own more than 10% of any class of our securities.

Name of Holder	Title and amount of securities called for by options, warrants or rights	Exercise Price	Date of Exercise (1)
Clente Flemming	30,000 shares of Class A common stock	$2.00 per share	January 1, 2003 – January 1, 2013

(1) The options became exercisable in 10,000 share increments, on January 1 of each of 2003, 2004 and 2005 and are exercisable for the sooner to occur of eight years from the date they became exercisable or twenty-four months after termination of Mr. Flemming's employment.

NCIF Warrants

On October 22, 2001, the National Community Investment Fund (NCIF) agreed to purchase $250,000 in our common stock. As a condition of the investment, NCIF was granted warrants to purchase 30,295 shares of Class A common stock and warrants to purchase 94,705 shares of Class B common stock, effective on December 5, 2001. The warrants have an exercise price of $2.00 per share and terminate five years after the date of grant. The warrants all became fully vested at the grant date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our bank, in the ordinary course of its business, makes loans to and has other transactions with our directors, officers, principal shareholders, and their associates. Loans are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features. The bank expects to continue to enter into transactions in the ordinary course of business on similar terms with directors, officers, principal stockholders, and their associates. The aggregate dollar amount of such loans outstanding at December 31, 2005 and 2004 was $1,527,348 and $1,257,410, respectively.

Our bank also, in the ordinary course of its business, purchases loan participations from First Citizens Bank, a subsidiary of First Citizens Bancorporation, Inc., which is one of our principal shareholders. The terms of these loan participations are substantially the same terms as those prevailing a the time for comparable transactions among other banks. The bank expects to continue to enter into loan participation agreements with subsidiaries of our principal shareholders. The aggregate dollar amount of loan participations purchased from First Citizens Bank in 2004 was $450,000 and none were purchased in 2005. The aggregate dollar amount of loan participations that had been purchased from First Citizens Bank at December 31, 2005 was $969,740.

We also lease office space to one of our directors, Paul Mitchell. Rental income recognized under the agreement was $32,172 and $31,927 for the years ended December 31, 2005 and 2004.

DESCRIPTION OF SECURITIES BEING OFFERED

SCCB Financial Corp. is a South Carolina corporation. As such, South Carolina law controls the rights of shareholders and other matters relating to the stock of SCCB Financial Corp.. *This document contains important information about shareholder rights and prospective subscribers should review it carefully before making a decision to invest. The following summarizes certain provisions of the Articles of Incorporation of SCCB Financial Corp. and state law, but is not complete and is qualified in its entirety by reference to the Articles of Incorporation and by the applicable statutory provisions.*

Authorized Capital. We are authorized to issue 10,000,000 shares of Class A common stock and 2,500,000 shares of Class B common stock, no par value per share. Pursuant to the provisions of the South Carolina Business Corporation Act of 1988 (the "Business Corporation Act"), any outstanding shares of capital stock that we reacquire are considered authorized but unissued shares. We are not authorized to issue preferred stock.

Voting and Other Rights. The holders of our Class A shares are entitled to one vote per share on each matter voted on at a shareholders' meeting. The holders of Class B shares are generally not entitled to vote except as discussed below. A majority of each class of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if the votes cast in favor of the matter exceed the votes against the matter. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Each shareholder entitled to vote in such an election shall be entitled to vote each share shares owned by such shareholder for as many persons as there are directors to be elected. Pursuant to our Articles of Incorporation, shareholders do not have cumulative voting rights.

In general, the affirmative vote of a majority of the Class A shares outstanding and entitled to vote is required to approve: (i) amendments to our Articles of Incorporation, (ii) the dissolution of the company, or (iii) a merger, exchange or consolidation of the company with, or the sale, exchange or lease of all or substantially all of the assets of the company to, any person or entity. In addition, for certain transactions specified by South Carolina law that directly affect the rights of holders of Class B shares, the affirmative vote of a majority of the Class B shares outstanding and entitled to vote as a separate voting group is required. These transactions include proposed amendments to a corporation's articles of incorporation to increase or decrease the aggregate number of authorized shares of another class; effect an exchange or reclassification of all or part of the shares of the class into shares of another class; effect and exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class; change the designation, rights, preferences, or limitations of all or part of the shares of the class; create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class; limit or deny an existing preemptive right of all or part of the shares of the class; or cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

Our shareholders have dissenters' rights to an appraisal with respect to their shares as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters' rights generally are also available with respect to certain sales of all or substantially all of the property of the Company and certain amendments to the Company's Articles of Incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares.

Directors. Under our Bylaws and pursuant to the Business Corporation Act, the Board of Directors and the shareholders have the power to set the number of directors from time to time at no fewer than five and no more than twenty-five. Accordingly, our directors or our shareholders have the authority to increase or decrease the number of directors, which is currently fixed at five. An election of all directors by the Class A shareholders is held at each annual meeting of our shareholders. Directors serve until their successors are elected and qualify.

The Bylaws provide that a director may be removed with or without cause, by the affirmative vote of the holders of a majority of the shares of the outstanding Class A stock.

The Bylaws allow our directors to be compensated for their services but prohibits the issuance of capital stock or options to purchase capital stock /as compensation to directors for service as such.

Liquidation Rights. In the event of liquidation, the holders of our Class A and Class B shares would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

Preemptive and Other Rights. Holders of our common stock have preemptive rights to acquire unissued shares upon the decision of the Board of Directors to issue them, and subject to certain exceptions prescribed by South Carolina law. Holders of our common stock do not have redemption privileges, sinking fund privileges or conversion rights.

Distributions. We may issue share dividends to the holders of our common stock. In addition, the holders of our stock will be entitled to receive such other distributions as our Board of Directors may declare, subject to any restrictions contained in our Articles of Incorporation (of which there currently are none), unless after giving effect to such distribution, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of our shares. Holders of our Class A and Class B common stock have the same rights to dividends and other distributions.

Although the company is not subject to the restrictions on dividends applicable to state banks, the ability of the company to make distributions to holders of the company's common stock is dependent to a large extent upon the ability of the bank to pay dividends. The ability of the bank, as well as of the company, to pay dividends in the future may also be affected by the various regulatory requirements. See "SUPERVISION AND REGULATION" and "DIVIDENDS."

Conversion Rights. We have the option to convert any issued and outstanding share of Class B common stock into a share of Class A common stock upon delivery of notice of conversion to the holder of any share of Class B common stock at any time.

Indemnification of Officers and Directors. Sections 33-8-500 through 33-8-580 of the Business Corporation Act contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 33-8-510 permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interest and (y) his conduct in other capacities was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a current or former director in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 33-8-550.

Sections 33-8-520 and 33-8-560 require a corporation to indemnify a director or officer in the defense of any proceeding to which such person was a party because of his or her capacity as officer or director against reasonable expenses when such person is wholly successful in his or her defense, unless the Articles of Incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if such person is adjudged fairly and reasonably so entitled under Section 33-8-540. Section 33-8-560 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the corporation's Articles of Incorporation or Bylaws or by resolution of the Board of Directors or by contract.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ACCOUNTING MATTERS

Our financial statements at December 31, 2005, and for the years ended December 31, 2005, 2004 and 2003 have been audited by Elliott Davis, LLP, Independent Registered Public Accounting Firm, as stated in their report appearing elsewhere herein, and have been included in this Offering Circular and the offering statement in reliance on the report of such firm given upon their authority as certified public accountants.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ElliottDavis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
SCCB Financial Corp.
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of SCCB Financial Corp. as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCCB Financial Corp. at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
April 10, 2006

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 1,995,432	$ 1,707,387
Federal funds sold	1,195,000	410,000
Time deposits with other banks	100,000	100,000
Total cash and cash equivalents	3,290,432	2,217,387
Investment securities:		
Securities available-for-sale	501,793	516,247
Securities held-to-maturity (estimated fair values of $2,065,360 and $1,188,210 at December 31, 2005 and 2004, respectively)	2,100,000	1,200,000
Total investment securities	2,601,793	1,716,247
Loans receivable	40,821,342	29,888,822
Less allowance for loan losses	(515,577)	(278,122)
Loans, net	40,305,765	29,610,700
Premises and equipment, net	2,047,670	2,004,974
Accrued interest receivable	241,383	162,918
Intangible assets	594,252	611,570
Other assets	371,799	497,699
Total assets	$ 49,453,094	$ 36,821,495
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 6,269,936	$ 4,034,008
Interest-bearing transaction accounts	4,303,568	3,964,057
Savings	5,659,417	4,752,417
Time deposits $100,000 and over	8,320,732	7,124,512
Other time deposits	20,595,880	13,085,717
Total deposits	45,149,533	32,960,711
Accrued interest payable	118,620	63,291
Other liabilities	226,346	87,924
Total liabilities	45,494,499	33,111,926
Commitments and Contingencies (Notes 4 and 11)		
Shareholders' Equity:		
Common stock, Class A, no par value, 10,000,000 shares authorized; issued and outstanding, 3,145,500 shares	3,259,498	3,259,498
Common stock, Class B, no par value, 2,500,000 shares authorized; shares issued and outstanding, 375,000 shares	779,360	779,360
Retained earnings (deficit)	(82,474)	(340,036)
Accumulated other comprehensive income	2,211	10,747
Total shareholders' equity	3,958,595	3,709,569
Total liabilities and shareholders' equity	$ 49,453,094	$ 36,821,495

Consolidated Statements of Income

	For the years ended December 31,		
	2005	2004	2003
Interest income:			
Loans, including fees	$ 2,839,905	$ 1,939,677	$ 1,678,301
Investment securities:			
Taxable	87,840	61,278	98,342
Federal funds sold	38,105	13,068	14,532
Time deposits with other banks	2,944	900	960
Total	2,968,794	2,014,923	1,792,135
Interest expense:			
Time deposits $100,000 and over	171,490	120,837	111,209
Other deposits	655,766	232,164	209,431
Total	827,256	353,001	320,640
Net interest income	2,141,538	1,661,922	1,471,495
Provision for loan losses	317,495	107,159	97,328
Net interest income after provision for loan losses	1,824,043	1,554,763	1,374,167
Noninterest income:			
Service charges on deposit accounts	837,951	624,172	383,774
Other service charges, commissions, and fees	134,963	88,697	67,975
Total	972,914	712,869	451,749
Noninterest expense:			
Salaries and benefits	1,193,906	1,044,461	858,689
Net occupancy	325,658	307,759	285,781
Furniture and equipment	74,113	63,102	67,507
Other operating	828,689	680,165	602,630
Total	2,422,366	2,095,487	1,814,607
Income before income taxes	374,591	172,145	11,309
Income tax expense	117,029	63,161	509
Net income	$ 257,562	$ 108,984	$ 10,800
Earnings per share:			
Basic	$ 0.07	$ 0.03	$ 0.00
Diluted	$ 0.07	$ 0.03	$ 0.00

Statements of Changes in Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003

	Common Stock				Retained Earnings (Deficit)	Accumulated other compre-hensive income	Total
	Class A		Class B				
	Shares	Amount	Shares	Amount			
Balance, December 31, 2002	3,144,000	$ 3,253,524	375,000	$ 779,360	$ (459,820)	$ 51,780	$ 3,624,844
Owners reimbursed stock issuance cost		2,974					2,974
Issuance of stock	1,000	2,000					2,000
Net income					10,800		10,800
Other comprehensive loss, net of tax benefit of $14,279						(24,313)	(24,313)
Comprehensive loss							(13,513)
Balance, December 31, 2003	3,145,000	3,258,498	375,000	779,360	(449,020)	27,467	3,616,305
Issuance of stock	500	1,000					1,000
Net income					108,984		108,984
Other comprehensive loss, net of tax benefit of $9,819						(16,720)	(16,720)
Comprehensive income							92,264
Balance, December 31, 2004	3,145,500	3,259,498	375,000	779,360	(340,036)	10,747	3,709,569
Net income					257,562		257,562
Other comprehensive loss, net of tax benefit of $6,313						(8,536)	(8,536)
Comprehensive income							249,026
Balance, December 31, 2005	3,145,500	$ 3,259,498	375,000	$ 779,360	$ (82,474)	$ 2,211	$ 3,958,595

Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 257,562	$ 108,984	$ 10,800
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for loan losses	317,495	107,159	97,328
Depreciation and software amortization expense	143,375	125,041	123,328
Increase in deferred income tax benefit	109,991	62,305	-
Amortization of intangible assets	17,318	17,310	17,321
Discount accretion less amortization on securities	(394)	(6,504)	-
Decrease (increase) in interest receivable	(78,465)	(24,238)	20,993
Increase (decrease) in interest payable	55,329	7,504	(11,787)
Decrease (increase) in other assets	11,099	12,250	(292,841)
Increase (decrease) in other liabilities	138,422	47,940	(53,875)
Net cash provided (used) by operating activities	971,732	457,751	(88,733)
Cash flows from investing activities:			
Purchases of securities available-for-sale	-	-	(500,000)
Maturities of securities available-for-sale	-	895,648	1,400,000
Purchases of securities held-to-maturity	(1,800,000)	(5,194,059)	(1,150,000)
Maturities of securities held-to-maturity	900,000	4,250,000	2,300,000
Net increase in loans to customers	(11,012,560)	(7,224,290)	(3,960,545)
Purchase of premises and equipment	(174,949)	(93,137)	(110,149)
Net cash used by investing activities	(12,087,509)	(7,365,838)	(2,020,694)
Cash flows from financing activities:			
Net increase (decrease) in demand deposits, interest-bearing transaction accounts and savings accounts	3,482,439	(1,231,339)	2,419,315
Net increase in certificates of deposit and other time deposits	8,706,383	5,104,956	1,697,101
Issuance of common stock	-	1,000	2,000
Reimbursement of stock issuance costs	-	-	2,974
Net cash provided by financing activities	12,188,822	3,874,617	4,121,390
Net increase (decrease) in cash and cash equivalents	1,073,045	(3,033,470)	2,011,963
Cash and cash equivalents, beginning of year	2,217,387	5,250,857	3,238,894
Cash and cash equivalents, end of year	$ 3,290,432	$ 2,217,387	$ 5,250,857

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Reorganization - On July 15, 2005, the shareholders of South Carolina Community Bank (the Bank) approved a plan of corporate reorganization under which the Bank became a wholly-owned subsidiary of SCCB Financial Corp. (the Company), which was organized for that purpose by the Bank's Board of Directors. The original authorized common stock, Class A, of SCCB Financial Corp. is 10,000,000 shares with no par value and the original authorized common stock, Class B, of SCCB Financial Corp. is 2,500,000 shares with no par value. Pursuant to the reorganization, the Company issued all shares of its common stock in exchange for all of the outstanding common shares of the Bank. The accompanying consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 are unchanged from the amounts previously reported by South Carolina Community Bank. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions. For purposes of presentation, the financial statements are presented as if the reorganization was effective on January 1, 2003.

South Carolina Community Bank was incorporated on March 26, 1999 and immediately acquired certain assets and liabilities of the former Victory State Bank from the Federal Deposit Insurance Corporation. The Bank commenced business on March 29, 1999. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Richland and Sumter Counties in South Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation.

Management's Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in Richland and Sumter counties in South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for loans to religious organizations. This concentration of religious organization loans totaled $11,107,000 at December 31, 2005, representing 280.58% of total equity and 27.56% of net loans receivable. At December 31, 2004 this concentration totaled $6,384,000 representing 172.10% of total equity and 15.84% of net loans receivable.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Investment Securities Held-to-Maturity - Investment securities held-to-maturity are stated at cost, adjusted for amortization of premium and accretion of discount computed by the straight-line method. The Company has the ability and management has the intent to hold designated investment securities to maturity. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security.

Loans - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

Impaired loans are measured based on the present value of discounted expected cash flows. When it is determined that a loan is impaired, a direct charge to bad debt expense is made for the difference between the net present value of expected future cash flows based on the contractual rate and discount rate and the Company's recorded investment in the related loan. The corresponding entry is to a related allowance account. Interest is discontinued on impaired loans when management determines that a borrower may be unable to meet payments as they become due.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current, and future economic conditions which may affect the borrowers' ability to pay and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged-off are added to the allowance.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings and improvements of 15 to 40 years and furniture and equipment of 5 to 10 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Intangible Assets - Intangible assets have resulted from the Bank's purchase of certain assets and liabilities of the former Victory State Bank from the Federal Deposit Insurance Corporation in 1999 and from the purchase of two branches in 2000. The intangible assets representing core deposit premiums are being amortized over fifteen years using the straight-line method. Intangible assets representing goodwill are evaluated on an annual basis for impairment.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, and depreciable premises and equipment.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising and public relations costs of $46,121, $46,697 and $43,084, were included in the Company's results of operations for 2005, 2004 and 2003, respectively.

Retirement Benefits - A trusted retirement savings plan is sponsored by the Company which provides retirement benefits to substantially all officers and employees who meet certain age requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. Under the plan and present policies, participants are permitted to make contributions up to 15% of their annual compensation. At its discretion, the Company can make matching contributions up to 6% of the participants' compensation. Expenses totaling $26,713, $28,306, and $25,799 were charged to earnings for the retirement savings plan in 2005, 2004 and 2003, respectively.

Stock-Based Compensation - The Company has a stock-based employee compensation plan and outstanding stock warrants (both herein referred to as "Option Plans") which are further described in Notes 14 and 15. The Company accounts for the Option Plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations.* No compensation cost is reflected in net income, as all warrants and options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* to the Option Plans.

	Years ended December 31,		
	2005	2004	2003
Net income, as reported	$ 257,562	$ 108,984	$ 10,800
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,166	6,331	6,331
Pro forma net income	$ 254,396	$ 102,653	$ 4,469
Earnings per share:			
Basic - as reported	$ 0.07	$ 0.03	$ 0.00
Basic - pro forma	$ 0.07	$ 0.03	$ 0.00
Diluted - as reported	$ 0.07	$ 0.03	$ 0.00
Diluted - pro forma	$ 0.07	$ 0.03	$ 0.00

Stock-Based Compensation *(continued)* - In calculating the pro forma disclosures, the fair value of options and warrants granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001: dividend yield of 0 percent; expected volatility of 38 percent; risk-free interest rate of 3.98-4.90 percent; and expected lives of 5-8 years. There were no options granted in 2005 or 2004.

Earnings Per Share - Basic earnings per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued using the treasury stock method.

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years ended December 31,		
	2005	2004	2003
Unrealized losses on available-for-sale securities	$ (14,849)	$ (26,539)	$ (38,592)
Tax effect	6,313	9,819	14,279
Net-of-tax amount	$ (8,536)	$ (16,720)	$ (24,313)

Statement of Cash Flows - For purposes of reporting cash flows in the consolidated financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks, federal funds sold, and time deposits with other banks. Generally, federal funds are sold for one-day periods.

During 2005, 2004 and 2003, interest paid on deposits totaled $771,927, $345,497 and $332,427, respectively.

No income tax payments were made in 2005. There were income tax payments of $370 in 2004 and none in 2003.

Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the consolidated financial statements.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Standards - The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosures related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first annual reporting period beginning after December 15, 2005. SFAS No. 123(R) allows for adoption using either the modified prospective or modified retrospective methods. The Company anticipates using the modified prospective [retrospective] method when this statement is adopted in the first quarter of 2006. The Company has evaluated the impact upon adoption of SFAS No. 123(R) and has concluded that the adoption will not have a material impact on financial position or results of operations upon adoption.

Recent Accounting Pronouncements *(continued)* - In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"*. The standard is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and eliminates the exception under ABP Opinion No. 29 for an exchange of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"*. SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2004, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 03-1, *"The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"*. This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and it also provides guidance on quantitative and qualitative disclosures. The disclosure requirements in paragraph 21 of this Issue were effective for annual financial statements for fiscal years ending after December 15, 2003 and were adopted by the Company effective December 31, 2003.

The recognition and measurement guidance in paragraphs 6-20 of this Issue was to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, but was delayed by FASB action in October 2004 through the issuance of a proposed FASB Staff Position ("FSP") on the issue. In July 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, *"The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"*. This final guidance eliminated paragraphs 10-18 of EITF-03-1 (paragraphs 19-20 have no material impact on the financial position or results of operations of the Company) and will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company has evaluated the impact that the adoption of FSP FAS 115-1 and FAS 124-1 and has concluded that the adoption will not have a material impact on financial position and results of operations upon adoption.

In December 2005, the FASB issued FSP SOP 94-6-1, *"Terms of Loan Products that May Give Rise to a Concentration of Credit Risk"*. The disclosure guidance in this FSP is effective for interim and annual periods ending after December 19, 2005. The FSP states that the terms of certain loan products may increase a reporting entity's exposure to credit risk and thereby may result in a concentration of credit risk as that term is used in SFAS No. 107, either as an individual product type or as a group of products with similar features. SFAS No. 107 requires disclosures about each significant concentration, including "information about the (shared) activity, region, or economic characteristic that identifies the concentration." The FSP suggests possible shared characteristics on which significant concentrations may be determined which include, but are not limited to borrowers subject to significant payment increases, loans with terms that permit negative amortization and loans with high loan-to-value ratios.

This FSP requires entities to provide the disclosures required by SFAS No. 107 for loan products that are determined to represent a concentration of credit risk in accordance with the guidance of this FSP for all periods presented. The Company adopted this disclosure standard effective December 31, 2005.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2004 consolidated financial statements were reclassified to conform with the 2005 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to it's various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2005 and 2004 those requirements were met by vault cash.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005				
U.S. Government agencies and corporations	$ 499,582	$ 2,211	$ -	$ 501,793
December 31, 2004				
U.S. Government agencies and corporations	$ 499,187	$ 17,060	$ -	$ 516,247

The amortized cost and estimated fair values of securities held-to-maturity were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005				
U.S. Government agencies and corporations	$ 2,100,000	$ -	$ 34,640	$ 2,065,360
December 31, 2004				
U.S. Government agencies and corporations	$ 1,200,000	$ -	$ 11,790	$ 1,188,210

There were no sales of securities in 2005 or in 2004.

The following is a summary of contractual maturities of investment securities as of December 31, 2005. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-For-Sale		Securities Held-To-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ -	$ -	$ 1,150,000	$ 1,139,008
Due after one year but within five years	499,582	501,793	950,000	926,352
Total	$ 499,582	$ 501,793	$ 2,100,000	$ 2,065,360

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less than twelve months		Twelve months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies and corporations	$ 1,187,643	$ 12,357	$ 877,717	$ 22,283	$ 2,065,360	$ 34,640

Securities classified as available-for-sale are recorded at fair market value. Approximately 64% of the unrealized losses, or three individual securities, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

At December 31, 2005 and 2004, investment securities with book values of $2,599,582 and $1,409,187, respectively, and market values of $2,567,153 and $1,419,998, respectively, were pledged as collateral to secure public deposits.

NOTE 4 - LOANS

Major classifications of loans receivable are summarized as follows:

	December 31,	
	2005	2004
Real estate - mortgage	$ 15,929,000	$ 16,221,000
Real estate - construction	5,144,000	2,306,000
Commercial and industrial	15,837,000	6,622,000
Consumer	3,463,000	2,461,000
Other	448,342	2,278,822
Total gross loans	$ 40,821,342	$ 29,888,822

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due including accrued interest or the contractual interest rate for the period of delay are expected to be collected. At December 31, 2005, management determined that no impairment on loans existed that would be material to the consolidated financial statements. At December 31, 2004, management determined that no impairment on loans existed that would be material to the consolidated financial statements.

The accrual of interest is discontinued on impaired loans when management anticipates that a borrower may be unable to meet the obligations of the note. Accrued interest through the date the interest is discontinued is reversed. Subsequent interest earned is recognized only to the point that cash payments are received. All payments are applied to principal if the ultimate amount of principal is not expected to be collected.

As of December 31, 2005 and 2004, management had placed loans totaling $323,281 and $247,262, respectively, in nonaccrual status because the loans were not performing as originally contracted. There were no loans ninety days or more past due and still accruing interest at December 31, 2005 and 2004. No impairment has been recognized because management has determined that the discounted value of expected proceeds from the sale of collateral, typically real estate, exceeds the carrying amount of these loans.

Transactions in the allowance for loan losses are summarized below:

	Years ended December 31,		
	2005	2004	2003
Balance, beginning of year	$ 278,122	$ 330,159	$ 234,507
Provision charged to operations	317,495	107,159	97,328
Recoveries on loans previously charged-off	696	345	6,346
Loans charged-off	(80,736)	(159,541)	(8,022)
Balance, end of year	$ 515,577	$ 278,122	$ 330,159

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit at December 31, 2005. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.

Collateral held for commitments to extend credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31, 2005	December 31, 2004
Commitments to extend credit	$ 4,870,000	$ 4,721,000

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31, 2005	December 31, 2004
Land	$ 548,325	$ 548,325
Buildings and improvements	1,598,291	1,489,798
Furniture and equipment	655,359	588,903
Total	2,801,975	2,627,026
Less, accumulated depreciation	(754,305)	(622,052)
Premises and equipment, net	$ 2,047,670	$ 2,004,974

Depreciation expense for the years ended December 31, 2005 and 2004 was $132,253 and $113,342, respectively.

NOTE 6 - INTANGIBLE ASSETS

Intangible assets, net of accumulated amortization are summarized as follows:

	December 31, 2005	December 31, 2004
Core deposit premium	$ 102,056	$ 119,374
Goodwill	492,196	492,196
	$ 594,252	$ 611,570

In accordance with SFAS No. 147, the Company evaluated its goodwill and determined that no impairment existed at December 31, 2005. Amortization expense related to the core deposit premium was $17,318, $17,310 and $17,321 for the years ended December 31, 2005, 2004 and 2003, respectively. Core deposit premiums were also evaluated for impairment and it was determined that no impairment existed.

Estimated aggregate amortization expense of core deposit premiums is as follows for the years ending December 31:

2006	$ 17,320
2007	17,320
2008	17,320
2009	17,320
2010	17,320

NOTE 7 - DEPOSITS

At December 31, 2005, the scheduled maturities of time deposits were as follows:

	Amount
2006	$ 20,476,949
2007	7,549,105
2008	717,191
2009	95,744
2010	77,623
Total	$ 28,916,612

Overdrawn deposit accounts in the amount of $161,856 and $84,329 were classified as loans as of December 31, 2005 and 2004, respectively.

NOTE 8 - RESTRICTIONS ON SHAREHOLDERS' EQUITY

South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. Generally, these restrictions allow the Bank to pay dividends from current earnings without the prior written consent of the South Carolina Commissioner of Banking.

NOTE 9 - INCOME TAXES

Income tax expense included in the statements of income is summarized as follows:

	Years ended December 31,		
	2005	2004	2003
Currently payable:			
Federal	$ 107,691	$ -	$ -
State	13,160	4,534	509
Change in deferred income taxes	(10,135)	48,808	(14,279)
Income tax expense (benefit)	$ 110,716	$ 53,342	$ (13,770)
Income tax expense (benefit) is allocated as follows:			
To continuing operations	$ 117,029	$ 63,161	$ 509
To shareholders' equity	(6,313)	(9,819)	(14,279)
Income tax expense	$ 110,716	$ 53,342	$ (13,770)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 149,522	$ 70,437
Net operating loss carryforward	1,211	68,125
Organization costs	6,028	-
Nonaccruing interest	8,886	3,222
Other real estate owned	5,838	5,838
Total gross deferred tax assets	171,485	147,622
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	(818)	(6,312)
Accumulated depreciation	(24,000)	-
Prepaid expenses	(13,582)	-
Total gross deferred tax liabilities	(38,400)	(6,312)
Net deferred tax asset recognized	$ 133,085	$ 141,310

NOTE 9 - INCOME TAXES - *continued*

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Deferred tax assets are included in other assets at December 31, 2005 and 2004.

The Company has a net operating loss for income tax purposes of $1,211 and $68,125 as of December 31, 2005 and 2004, respectively. This net operating loss begins to expire in the year 2019.

A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years ended December 31,		
	2005	2004	2003
Tax expense at statutory rate	$ 127,361	$ 58,529	$ 3,845
State income tax, net of federal income tax benefit	8,686	3,236	336
Other	(19,018)	1,396	(3,672)
Total	$ 117,029	$ 63,161	$ 509

NOTE 10 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2005 and 2004, the Company had related party loans totaling $1,527,348 and $1,257,410, respectively.

The Company also leases office and parking space to a director. Rental income recognized under the agreement was $32,172 and $31,927 for the years ended December 31, 2005 and 2004.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2005, management and legal counsel are not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the consolidated financial statements.

NOTE 12 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

NOTE 12 - REGULATORY MATTERS - *continued*

The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2005, the Bank was not considered well-capitalized. However, during the first quarter of 2006, the Company drew on a line of credit and provided an additional $250,000 in capital to the Bank which resulted in the Bank being well-capitalized.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005						
Total capital (to risk-weighted assets)	$ 3,944,000	9.03%	$ 3,495,360	8.00%	$ 4,369,200	10.00%
Tier 1 capital (to risk-weighted assets)	3,398,000	7.78	1,747,680	4.00	2,621,520	6.00
Tier 1 capital (to average assets)	3,398,000	6.94	1,957,720	4.00	2,447,150	5.00
December 31, 2004						
Total capital (to risk-weighted assets)	$ 3,256,000	10.12%	$ 2,573,000	8.00%	$ 3,216,000	10.00%
Tier 1 capital (to risk-weighted assets)	2,964,000	9.22	1,286,000	4.00	1,930,000	6.00
Tier 1 capital (to average assets)	2,964,000	8.46	1,401,000	4.00	1,752,000	5.00

The Federal Reserve Board has similar requirements for bank holding companies. The Company is currently not subject to these requirements because the Federal Reserve guidelines contain an exemption for certain bank holding companies with less than $500 million in consolidated assets. The Company currently qualifies for this exemption.

NOTE 13 - LEASES

The Company entered into lease agreements for land for an ATM and a branch. These lease agreements expire in 2008 and 2010, respectively. Each of the agreements contain provisions by which the Company can extend the lease. Rental expense included in occupancy expense during the years ended December 31, 2005, 2004 and 2003 was $53,285, $41,559 and $38,667, respectively.

Minimal future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next four years in the aggregate are:

2006	$ 33,858
2007	33,858
2008	31,478
2009	24,336
Thereafter	10,140
Total minimum future rental payments	$ 133,670

NOTE 14 - STOCK-BASED COMPENSATION

Under the terms of an employment agreement with the Company's Chief Executive Officer (CEO), stock options were granted to him as part of his compensation and benefits package. Under the agreement, the CEO was granted 30,000 stock options on November 1, 2002. These options vest at a rate of one-third per year for three years, beginning on January 1, 2003. The options have an exercise price of $2.00 per share and terminate eight years after the date of grant or within twenty four months after termination.

NOTE 14 - STOCK-BASED COMPENSATION - *continued*

The following table summarizes the stock options:

	2005		2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	30,000	$ 2.00	30,000	$ 2.00	30,000	$ 2.00
Granted	-		-		-	
Exercised	-		-		-	
Cancelled	-		-		-	
Outstanding at end of year	30,000	2.00	30,000	2.00	30,000	2.00

At December 31, 2005, 30,000 options were exercisable.

NOTE 15 - STOCK WARRANTS

On October 22, 2001, the National Community Investment Fund (NCIF) agreed to purchase $250,000 in common stock of the Bank. As a condition of the investment, NCIF was granted 30,295 warrants of Class A common stock and 94,705 warrants of Class B common stock, effective on December 5, 2001. The warrants have an exercise price of $2.00 per share and terminate five years after the date of grant. The warrants all became fully vested at the grant date.

A summary of the status of the Company's stock warrants and changes during the year is presented below:

	December 31,		
	2005	2004	2003
Outstanding at beginning of year	125,000	125,000	125,000
Granted	-	-	-
Exercised	-	-	-
Cancelled	-	-	-
Outstanding at end of year	125,000	125,000	125,000

At December 31, 2005, 30,295 warrants for Class A stock were exercisable and 94,705 warrants for Class B stock were exercisable.

NOTE 16 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options.

Basic and diluted earnings per share are computed below:

	Year ended December 31,		
	2005	2004	2003
Basic earnings per share computation:			
Net income available to common shareholders	$ 257,562	$ 108,984	$ 10,800
Average common shares outstanding - basic	3,520,500	3,520,246	3,520,000
Basic net income per share	$ 0.07	$ 0.03	$ 0.00
Diluted earnings per share computation:			
Net income available to common shareholders	$ 257,562	$ 108,984	$ 10,800
Average common shares outstanding - basic	3,520,500	3,520,246	3,520,000
Incremental shares from assumed conversions:			
Stock options and warrants	24,502	17,222	10,814
Average common shares outstanding - diluted	3,545,002	3,537,468	3,530,814
Diluted earnings per share	$ 0.07	$ 0.03	$ 0.00

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

The carrying values and estimated fair values of the Company's financial instruments as are as follows:

	December 31,			
	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 1,995,432	$ 1,995,432	$ 1,707,387	$ 1,707,387
Federal funds sold	1,195,000	1,195,000	410,000	410,000
Securities available-for-sale	501,793	501,793	516,247	516,247
Securities held to maturity	2,100,000	2,065,360	1,200,000	1,188,210
Loans receivable	40,821,342	41,349,519	29,888,822	29,826,056
Accrued interest receivable	241,383	241,383	162,918	162,918
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	16,232,921	16,232,921	12,750,482	12,750,482
Certificates of deposit and other time deposits	28,916,612	29,108,887	20,210,229	20,248,628
Accrued interest payable	118,620	118,620	63,291	63,291
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 4,870,000	$ -	$ 4,721,000	$ -

NOTE 18 - COMPLIANCE WITH SEC REGULATION S-X

Certain notes to the financial statements have been revised or added to comply with the Securities and Exchange Commission's Regulation S-X. The revisions are noted in notes 1, 14, 15, 16 and 17. These financial statements are being included in an Offering Circular to issue common stock and are being filed with the Securities and Exchange Commission.

NOTE 19 - SUBSEQUENT EVENTS

On January 3, 2006, the Company entered into an unsecured line of credit agreement with another bank in the amount of $500,188. The line of credit bears interest at a rate of 7.25% and matures January 3, 2007. Proceeds from the line of credit will be used for purposes of providing capital to the Bank. During the first quarter of 2006, the Company borrowed $250,000 on this line and transferred these funds to the Bank as additional capital.

NOTE 20 - SCCB FINANCIAL CORP. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for SCCB Financial Corp. (Parent Company Only).

Condensed Balance Sheet
December 31, 2005

Assets	
Investment in banking subsidiary	$ 3,993,481
Other assets	17,971
Total assets	$ 4,011,452
Liabilities and shareholders' equity	
Other liabilities	$ 52,857
Shareholders' equity	3,958,595
Total liabilities and shareholders' equity	$ 4,011,452

Condensed Statement of Operations
For the year ended December 31, 2005

Income	$ -
Expenses	
Professional fees	52,857
Income before income taxes and equity in undistributed earnings of banking subsidiary	(52,857)
Income tax benefit	17,971
Equity in undistributed earnings of banking subsidiary	292,448
Net income	$ 257,562

Condensed Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 257,562
Adjustments to reconcile net income to net cash used by operating activities:	
Equity in undistributed earnings of banking subsidiary	(292,448)
Increase in other liabilities	52,857
Deferred income tax benefit	(17,971)
Net cash used by operating activities	-
Net increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -

APPENDIX A
SUBSCRIPTION AGREEMENT

The undersigned, having received the Offering Circular (the "Offering Circular") dated ________, 2006, of SCCB Financial Corp. (the "Company"), subject to the terms and conditions of the Offering Circular, hereby subscribes for the number of shares of common stock of SCCB Financial Corp. (the "Common Stock"), shown below. The undersigned tenders herewith the purchase price of $5.00 per share to SCCB Financial Corp.. All payments shall be in United States dollars in cash or by check, draft or money order drawn to the order of *"SCCB Financial Corp."*

Your Properly Completed Subscription Form and Payment Must Be Returned To:

SCCB FINANCIAL CORP.
1545 Sumter Street
Columbia, South Carolina 29201

Acknowledgments and Representations

In connection with this subscription, the undersigned hereby acknowledges and agrees that:

(1) Upon acceptance in writing by SCCB Financial Corp., the Subscription Agreement will be binding and legally enforceable against the undersigned. This subscription will only be deemed accepted upon agreement thereto by the President of SCCB Financial Corp.. No other person has authority to accept or reject a subscription on behalf of SCCB Financial Corp.

(2) SCCB Financial Corp. reserves the right to accept this subscription in whole or in part. If this subscription is accepted in part, the undersigned agrees to purchase the accepted number of shares subject to all of the terms of this offer.

(3) The shares of Common Stock subscribed for hereby are equity securities and are not savings accounts or deposits, and **Investment in SCCB Financial Corp. is Not insured by the Federal Deposit Insurance Corporation**.

(4) This subscription is nonassignable and nontransferable, except with the written consent of SCCB Financial Corp.

(5) Subscription funds will not be held in escrow.

(6) Subscription funds relating to any portion of a subscription that is not accepted will be returned to the subscriber without any interest thereon.

(7) Certificates will be delivered by first class mail to the address set forth herein.

(8) The undersigned has received a copy of the Offering Circular, and represents that this Subscription Agreement is made solely on the basis of the information contained in the Offering Circular and is not made in reliance on any inducement, representation or statement not contained in the Offering Circular. No person (including any Director of SCCB Financial Corp.) has given any information or made any representation not contained in the Offering Circular, or, if given or made, such information or representation has not been relied upon.

I wish to subscribe for the following shares of SCCB Financial Corp. Common Stock:

Number of shares I want to buy is
________________Shares of Class A (voting) common stock and/or
________________Shares of Class B (nonvoting) common stock x
$5.00 per share (or as are accepted) =
$______________________

My payment of that amount is enclosed. Make check out to:
SCCB Financial Corp.

*If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at $5.00 per share (or as are accepted).

(Name(s) in which stock certificates should be registered**)

(Street Address)

____
(City/State/Zip Code)

____
(Social Security or Employer I.D. No.)

( ) ( )

SUBSTITUTE W-9

Under the penalties of perjury, I certify that: (1) the Social Security number or taxpayer identification number given above is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

I HAVE RECEIVED THE OFFERING CIRCULAR.

______________________ ______________
(Signature (Date)

______________________ ______________
(Signature) (Date)

____________________ ____________________
(Home Telephone No.) (Business Telephone No.)

**Stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

PART III – EXHIBITS

ITEM 1. **Index to Exhibits**

2	Charter (1) and by-laws
3	Form of Class A and Class B common stock certificates (1)
4	Subscription agreement
6.1	Subscription Agreement between Issuer and National Community Investment Fund (1)
6.2	Employment Agreement between Issuer and Clente Flemming (1)
10.1	Consent of Accounting Firm
10.2	Consent of Haynsworth Sinkler Boyd, P.A. (included in Exhibit 11)
11	Opinion of Haynsworth Sinkler Boyd, P.A.
13	Notice of Offering mailed September 10, 2005 to Shareholders of the Issuer (1)

---

(1) Previously filed.

SIGNATURES

The issuer has duly caused this amendment number 1 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on June 16, 2006.

(Issuer) SCCB Financial Corp.

By (Signature and Title) [signature]
Clente Flemming, President and Chief Executive Officer

This amendment number 1 to the offering statement has been signed by the following persons in the capacities and on the dates indicated.

[signature]
Dr. David H. Swinton
Chairman of the Board of Directors

Date: 6/16/06

[signature]
Torlando Childress
Chief Financial Officer and Principal Accounting Officer

Date: 6/16/06

[signature]
Charles B. Gary
Secretary and Director

Date: 6/16/06

[signature]
Paul J. Mitchell
Director

Date: 6/16/06

[signature]
Donald T. Taylor
Director

Date: 6/16/06

BYLAWS
OF
SCCB FINANCIAL CORP.

July 26, 2004

ARTICLE I

OFFICES AND REGISTERED AGENT

Section 1.01. **Principal Office**. The Corporation shall maintain its Principal Office in the City of Columbia, State of South Carolina or such other place as designed from time to time by the Board of Directors for the principal executive offices of the Corporation.

Section 1.02. **Registered Office**. The Corporation shall maintain a Registered Office as required by the South Carolina Business Corporation Act of 1988, as amended from time to time (the "Act"), at a location in the State of South Carolina designated by the Board of Directors from time to time. In the absence of a contrary designation by the Board of Directors, the Registered Office of the Corporation shall be located at 1545 Sumter Street, Columbia, South Carolina 29201.

Section 1.03. **Other Offices**. With the prior approval of applicable regulatory authorities, the Corporation may have such other offices within and without the State of South Carolina as the business of the Corporation may require from time to time. The authority to establish or close such other offices may be delegated by the Board of Directors to one or more of the Corporation's Officers.

Section 1.04. **Registered Agent**. The Corporation shall maintain a Registered Agent as required by the Act who shall have a business office at the Corporation's Registered Office. The Registered Agent shall be designated by the Board of Directors from time to time to serve at its pleasure. In the absence of such designation the Registered Agent shall be the Corporation's Secretary.

Section 1.05. **Filings**. In the absence of directions from the Board of Directors to the contrary, the Secretary of the Corporation shall cause the Corporation to maintain currently all filings in respect of the Registered Office and Registered Agent with all governmental officials as required by the Act or otherwise by law.

ARTICLE II

SHAREHOLDERS

Section 2.01. **Annual Meetings**. An annual meeting of the Corporation's shareholders shall be held once each calendar year for the purpose of electing Directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Chairman of the Board or the Board of Directors from time to time. In the absence of or in the event of any conflict between any such designation, the annual meeting shall be held at the Corporation's Principal Office at the hour of ten o'clock in the morning on the second Tuesday of the sixth month following the Corporation's fiscal year-end; but if that day shall be a holiday under federal or South Carolina law, then such annual meeting shall be held on the next succeeding business day.

Section 2.02. **Special Meetings**. Special meetings of the Corporation's shareholders may be called for any one or more lawful purposes by the Corporation's Chairman of the Board, a majority of the Directors, or the holders of record of ten percent of the Corporation's outstanding shares of stock entitled to vote at such meeting. Special meetings of the shareholders shall be held at a time and location designated by the Chairman of the Board or by a majority of the Directors as reflected in the notice of the meeting provided for hereinafter; provided, however, that if the Chairman of the Board or a majority of Directors do not designate a time and location, such meetings shall be held at the Corporation's Principal Office at the hour of ten o'clock in the morning on the date designated in the notice of the meeting provided for below. In the event that the Chairman of the Board and a majority of Directors timely designate different times or locations, then the designations of the majority of the Directors shall control.

Section 2.03 **Notice of Meetings, Waiver of Notice**. Written or printed notice of all meetings of shareholders shall be delivered not less than ten nor more than sixty days before the meeting date, either personally, by mail, or by any other method permitted under the Act, to all shareholders of record entitled to vote at such meeting. If mailed, the notice shall be deemed to be delivered when deposited with postage thereon prepaid in the United States mail, addressed to the shareholder at the shareholder's address as it appears on the Corporation's records, or if a shareholder shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to such shareholder at that other address. Such notice shall state the date, time, and place of the meeting and, in the case of a special meeting, the purpose or purposes for which such meeting was called. At the written request, delivered personally or by registered or certified mail, of the person or persons calling a special meeting of shareholders, the President or Secretary of the Corporation shall fix the date and time of the meeting and provide notice thereof to the shareholders as required above; provided, however, such date shall in no event be fixed less than ten or more than sixty days from the date the request was received. If the notice of the meeting is not given within fifteen days after the request is made to the President or Secretary, the person or persons calling the meeting may fix the date and time of the meeting and give or cause to be given the notice thereof required above. Notice of a meeting of shareholders need not be given to any shareholder who attends such meeting or who, in person or by proxy, signs a waiver of notice either before or after the meeting. To be effective such waiver shall contain statements or recitals sufficient to identify beyond reasonable doubt the meeting to which it applies. Such statements or recitals may, but need not necessarily, include reference to the date and purpose of the meeting and the business transacted thereat. Statement or recital of the proper date of a meeting shall be conclusive identification of the meeting to which a waiver of notice applies unless the waiver contains additional statements or recitals creating a patent ambiguity as to its proper application.

Section 2.04 **Quorum**. Except as may otherwise be required by the Act or the Corporation's Articles of Incorporation, at any meeting of shareholders the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote thereat shall constitute a quorum for the transaction of any business properly before the meeting. Shares entitled to vote as a separate voting group on a matter may take action at a meeting on such matter only if a quorum of the shares in the separate voting group are present in person or by proxy at the meeting. Except as may otherwise be required by law or the Corporation's Articles of Incorporation, at any meeting of shareholders the presence, in person or by proxy, of the holders of a majority of the outstanding shares in a separate voting group entitled to vote thereat as separate voting group, if any, shall constitute a quorum of such separate voting group for purposes of such matter. In the absence of a quorum a meeting may be adjourned from time to time, in accordance with the provisions concerning adjournments contained elsewhere in these Bylaws, by the holders of a majority of the shares represented at the meeting in person or by proxy. At such adjourned meeting a quorum of Shareholders may transact such business as might have been properly transacted at the original meeting.

Section 2.05 Transaction of Business. Business transacted at an annual meeting of shareholders may include all such business as may properly come before the meeting. Business transacted at a special meeting of shareholders shall be limited to the purposes stated in the notice of the meeting.

Section 2.06. Shareholders of Record. For the purpose of determining shareholders entitled to vote at any meeting of shareholders, or entitled to receive dividends or other distributions, or in connection with any other proper purpose requiring a determination of shareholders, the Board of Directors shall by resolution fix a record date for such determination. The date shall be not more than fifty and not less than ten days prior to the date on which the activity requiring the determination is to occur. The shareholders of record appearing in the stock transfer books of the Corporation at the close of business on the record date so fixed shall constitute the shareholders of right in respect of the activity in question. In the absence of action by the Board of Directors to fix a record date, the record date shall be ten days prior to the date on which the activity requiring a determination of shareholders is to occur. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting to a date not later than one hundred twenty days after the date fixed for the original meeting; provided, however, that the Board of Directors may in its discretion fix a new record date for any adjourned meeting.

Section 2.07. Voting. Except as may otherwise be required by the Act or the Corporation's Articles of Incorporation, and subject to the provisions concerning shareholders of record contained elsewhere in these Bylaws, a person (or such person's proxy) present at a meeting of shareholders shall be entitled to one vote for each share of voting stock as to which such person is the shareholder of record. In elections of Directors, those candidates receiving the greater number of votes cast (although not necessarily a majority of votes cast) at the meeting shall be elected. Any other corporate action shall be authorized by a majority of the votes cast at the meeting unless otherwise provided by the Act, the Corporation's Articles of Incorporation, or these Bylaws.

Section 2.08. Voting Inspectors. For each meeting of Shareholders an odd number of persons (which may be only one person) shall be appointed to serve as voting inspectors, either by the Board of Directors prior to the meeting or by the presiding official at the meeting. The voting inspectors may include one or more representatives of the Corporation's Transfer Agent, if any. The voting inspectors shall by majority decision (if more than one inspector) resolve all disputes which may arise concerning the qualification of voters, the validity of proxies, the existence of a quorum, the voting power of shares, and the acceptance, rejection, and tabulation of votes. Each voting inspector shall take an oath (which may be in writing) to execute his duties impartially and to the best of his ability. Such oath shall be administered to each voting inspector before a voting inspector enters upon the discharge of his duties. The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the voting inspector(s), acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder. Neither the Corporation nor the voting inspector(s) who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this section shall be liable in damages to any shareholder for the consequences of the acceptance or rejection. Corporate action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this Section 2.08 is valid unless a court of competent jurisdiction determines otherwise.

Section 2.09. Adjournment. A majority of the voting shares held by shareholders of record present in person or by proxy at a meeting of shareholders may (whether or not constituting a quorum) adjourn a meeting from time to time to a date, time, and place fixed by notice as provided for above or, if such date is less than thirty days from the date of adjournment, to a date, time, and place fixed by the majority vote and announced at the original meeting prior to adjournment.

Section 2.10 Action Without Meeting. To the fullest extent permitted by the Act, holders of record of voting shares may take action without a meeting by written consent as to such matters and in accordance with such requirements and procedures authorized by the Act. Unless otherwise permitted by the Act, such written consent must be signed by all holders of record of voting shares.

Section 2.11 Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. A proxy must be filed (a) in writing executed by the shareholder or by his duly authorized attorney in fact, or (b) by a telegram or cablegram appearing to have been transmitted by the shareholder; provided, however that the Board of Directors may also establish procedures by which shareholders can file proxies with the Secretary by telecopier facsimile transmission. No proxy shall be valid after eleven months from the date of its execution unless it qualifies as an irrevocable proxy under the Act.

Section 2.12 Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted, either in person or by proxy, by the officer, agent, or proxy as the bylaws of that corporation may prescribe, or in the absence of such provision, as the board of directors of the other corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by such trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by such trustee without a transfer of the shares into such trustee's name as trustee.

Shares standing in the name of a receiver may be voted, either in person or by proxy, by the receiver, and shares held by or under the control of a receiver may be voted, either in person or by proxy, by the receiver without the transfer thereof into such receiver's name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the shares so transferred.

Section 2.13 **Action**. Approval of actions by shareholders shall be in accordance with the requirements of the Act, except to the extent otherwise provided by the Articles of Incorporation.

Section 2.14 **Inspection Rights**. The shareholders shall have only such rights to inspect records of this Corporation to the extent, and according to the procedures and limitations, prescribed by the Act.

Section 2.15 **Conduct of Meetings**. The Chairman of the Board shall preside at each meeting of shareholders. In the absence of the Chairman of the Board, the meeting shall be chaired by an officer of the Corporation designated by the Board of Directors. In the absence of all such designated officers, the meeting shall be chaired by an officer of the Corporation chosen by the vote of a majority in interest of the shareholders present in person or represented by proxy at the meeting and entitled to vote thereat. The Secretary or in his or her absence an Assistant Secretary, or in the absence of the Secretary and all Assistant Secretaries a person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.

The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, such presiding official for the meeting, as designated above, shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding official, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to shareholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as such presiding official shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comment by participants, and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot unless otherwise determined by the Board of Directors or such presiding official for the meeting, the order of business at the annual meeting, and so far as practicable of all other meetings of shareholders, shall be as follows:

1. Call to order
2. Oath of Voting Inspectors, if applicable
3. Proof of notice of the meeting
4. Determination of a quorum

5. Reading and disposal of unapproved minutes
6. Reports of Officers and committees, if applicable
7. Election of Directors, if applicable
8. Unfinished business, if applicable
9. New business
10. Adjournment

Unless, and to the extent, determined by the Board of Directors or such presiding official for the meeting, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III

DIRECTORS

Section 3.01 **Authority**. The Board of Directors shall have ultimate authority over the conduct and management of the business and affairs of the Corporation.

Section 3.02 **Number**. The Corporation shall have an authorized range of no fewer than five (5) and no more than twenty-five (25) Directors. The number of Directors within such authorized range: (a) initially shall be established at nine (9) Directors; and (b) thereafter shall be established from time to time without amendment to these Bylaws by resolution of the Board of Directors or the shareholders, or as otherwise provided by law. The authorized range and established number of Directors may be increased or decreased from time to time by resolution of the Board of Directors; provided, however, that after election of Directors at the first annual meeting of the shareholders, the established number of Directors may be increased or decreased from time to time by resolution of the Board of Directors only by a number of Directors that is thirty percent (30%) or less of the number of Directors last elected by the shareholders, and only the shareholders may increase or decrease by more than thirty percent (30%) the established number of Directors last elected by the shareholders. No decrease in the authorized range or established number of Directors shall have the effect of shortening the term of any incumbent Director.

Section 3.03 **Qualifications**. In order to be eligible for election to and service on the Board of Directors, prior to election each nominee, and during the entire tenure each Director, must satisfy all of the following qualifications:

a. The nominee or Director (i) is a citizen of the United States; and (ii) has resided in the State of South Carolina or within 100 miles of the principal executive office of the Corporation for at least one year preceding the date of election and remains a resident of such state or such 100-mile territory during the entire tenure; and (iii) is the record owner in his or her own right of unencumbered and unpledged shares of stock in the Corporation having an aggregate par value, or an aggregate book value as of December 31 of the most recent year, of at least one thousand dollars.

a. Neither the nominee or Director, nor an affiliated entity of the nominee or Director, (i) has borrowed money, obtained credit, or became an endorser or surety for a loan or credit, from the Corporation or any affiliated bank in violation of Section 34-13-80 of the South Carolina Code of Laws of 1976, as amended, or (ii) is primarily engaged in the issue, flotation, underwriting, public sale, or distribution, at wholesale or retail, or through syndicate participation, of stocks, bonds, or similar securities in violation of 12 USC § 78, unless otherwise permitted by the Board of Governors of the Federal Reserve System.

b. The nominee or Director is not ineligible under the Depository Institution Management Interlocks Act (the "Interlocks Act") (12 USC 3201 et seq.), because the nominee or Director is a Management Official of another Depository Organization not affiliated with the Corporation's Group. The nominee or Director would be ineligible under the Interlocks Act if any one or more of the following applies --

i. both the Corporation's Group and the other Depository Organization are Depository Institutions and are located in the same Community; or

ii. offices of Depository Institution Affiliates of the Corporation's Group and the other Depository Organization are located in the same Community; or

iii. either the Corporation's Group or the other Depository Organization is a Depository Institution that has an office in the same Community as a Depository Institution Affiliate of the other of them; or

iv. both the Corporation's Group and the other Depository Organization are Depository Institutions that have an office in the same Relevant Metropolitan Statistical Area and either institution has total assets of $20,000,000 or more; or

v. offices of Depository Institution Affiliates of the Corporation's Group and the other Depository Organization are located in the same Relevant Metropolitan Statistical Area and either of the Depository Institution Affiliates have total assets of $20,000,000 or more; or

vi. either the Corporation's Group or the other Depository Organization is a Depository Institution that has an office in the same Relevant Metropolitan Statistical Area as a Depository Institution Affiliate of the other of them and either one of them or the Depository Institution Affiliate has total assets of $20,000,000 or more; or

vii. either the Corporation's Group or the other Depository Organization has total assets exceeding $1,000,000,000 and the other of them has total assets exceeding $500,000,000;

unless otherwise permitted in an exception to the Interlocks Act or the regulations promulgated pursuant thereto. For purposes of this sub-section c, the following defined terms shall apply --

"Corporation's Group" means the Corporation and its Depository institution (subsidiary) and all affiliated corporations and companies taken as a whole.

"Community" means city, town, or village, or contiguous or adjacent cities, towns, or villages.

"Depository Holding Company" means a bank holding company or a savings and loan holding company (as more fully defined in section 202 of the Interlocks Act) having its principal office located in the United States.

"Depository institution" means a commercial bank (including a private bank), a savings bank, a trust company, a savings and loan association, a building and loan association, a homestead association, a cooperative bank, an industrial bank, or a credit union, chartered in the United States and having a principal office located in the United States. Additionally, a United States office, including a branch or agency, of a foreign commercial bank is a "depository institution."

"Depository Organization" means a depository institution or a depository holding company.

"Management Official" means (i) an employee or officer with management functions (including a branch manager); (ii) a director (including an advisory director or honorary director); (iii) a trustee of a business organization under the control of trustees (e.g., a mutual savings bank); or (iv) any person who has a representative or nominee serving in any such capacity; provided however, that "Management Official" does not include (i) a person whose management functions relate exclusively to the business of retail merchandising or manufacturing; (ii) a person whose management functions relate principally to the business outside the United States of a foreign commercial bank; or (iii) persons described in the exclusion provisos of section 202(4) of the Interlocks Act (12 USC 3201 (4)) who are specifically permitted to serve by state law 'applicable to state-chartered trust companies.

"Office" means a principal or branch office, located in the United States, of a Depository Institution. "Office" does not include a representative office of a foreign commercial bank, an electronic terminal, a loan production office, or any office of a Depository Holding Company.

"Relevant Metropolitan Statistical Area" means a primary metropolitan statistical area, a metropolitan statistical area, or a consolidated metropolitan statistical area that is not comprised of designated primary metropolitan statistical areas as defined by the United States Office of Management and Budget.

All other terms used in this sub-section c which are not otherwise defined shall have the meanings ascribed to them in the Interlocks Act and the regulations promulgated pursuant thereto.

c. The nominee or Director has not been convicted of a felony and is not prohibited by any other federal or state law, rule, or regulation from serving on the Board of Directors of a bank or the subsidiary of a public-held company.

In addition, upon election and prior to service each Director shall subscribe such oath of office as may be required by applicable state or federal laws, rules, or regulations, if any; and any such oath shall be filed with any state or federal agency having regulatory authority over the Corporation to the extent lawfully required by such agency, if any. The Board of Directors shall be entitled to waive or suspend the application of any one or more of the foregoing qualifications to a minority of the nominees or Directors unless such waiver or suspension is prohibited by applicable federal or state law, rule, or regulation.

Section 3.04 **Notification of Nominations**. Nominations for the election of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors. Any shareholder entitled to vote for the election of directors at a meeting may nominate persons for election as Directors only if written notice of such shareholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders, but in no event later than the close of business on the 3rd day prior to the date of such meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated, (b) a representation that such shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (c) the consent of each nominee to serve as a Director of the Corporation if elected, and (d) a statement signed by each nominee certifying to such nominee's qualification pursuant to Section 3.03 a-d of this Article. The presiding official of a shareholder meeting may, in the discretion of such presiding official, accept or refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. In addition, notice of nominees from all permitted sources shall be given in advance of the meeting to all state and federal agencies having regulatory authority over the Corporation to the extent required by applicable law, rule, or regulation, if any.

Section 3.05 **Tenure**. Each Director shall hold office from the date of such Director's election and qualification until such Director's successor shall have been duly elected and qualified, or until such Director's earlier removal, resignation, death, or incapacity. An election of all Directors by the shareholders shall be held at each annual meeting of the Corporation's shareholders. In case of any increase in the number of Directors, the additional directorships so created may be filled in the first instance in the same manner as a vacancy in the Board of Directors.

Section 3.06 **Removal**. Any Director may be removed from office, with or without cause, by a vote of the holders of a majority of the shares of the Corporation's voting stock.

Section 3.07 **Vacancies**. The shareholders or the Board of Directors may elect a new Director to fill any vacancy on the Board of Directors in the same manner and subject to the same restrictions and voting rights as apply to the election of the Director whose removal, resignation, death, or newly created directorship created the vacancy.

Section 3.08 **Annual and Regular Meetings**. An annual meeting of the Board of Directors shall be called and held for the purpose of annual organization, changes in the established number of Directors, if any, screening and selection of nominees to the Corporation's Board of Directors (if not previously accomplished), appointment of Officers and committees, designation of permitted nominee(s) to board of holding company, and transaction of any other business. If such meeting is held promptly after and at the place specified for the annual meeting of shareholders, no notice of the annual meeting of the Board of Directors need be given. Otherwise, such annual meeting of the Board of Directors shall be held at such time (at any time prior to and not more than thirty days after the annual meeting of shareholders) and place as may be specified in the notice of the meeting. The Board of Directors may by resolution provide for the holding of additional regular meetings without notice other than such resolution; provided, however, the resolution shall fix the dates, times, and places (which may be anywhere within or without the State of the Corporation's Principal Office) for these regular meetings. Except as otherwise provided by law, any business may be transacted at any annual or regular meeting of the Board of Directors.

Section 3.09 **Special Meetings; Notice of Special Meeting**. Special meetings of the Board of Directors may be called for any lawful purpose or purposes by any Director or the President of the Corporation. The person calling a special meeting shall give, or cause to be given, to each Director at his business address, notice of the date, time and place of the meeting by any normal means of communication not less than seventy-two hours nor more than sixty days prior thereto. The notices may, but need not, describe the purpose of the meeting. If mailed, the notice shall be deemed to be delivered when deposited in the United States mail addressed to the Director's business address, with postage thereon prepaid. If notice is given by telegram, the notice shall be deemed delivered when the telegram is delivered to the telegraph company and the transmission fee therefor is paid. If notice is given by telecopier facsimile transmission, the notice shall be deemed delivered when the facsimile of the notice is transmitted to a telecopier facsimile receipt number designated by the receiving Director, if any, so long as such Director transmits to the sender an acknowledgment of receipt. Any time or place fixed for a special meeting must permit participation in the meeting by means of telecommunications as authorized below.

Section 3.10 **Waiver of Notice of Special Meetings**. Notice of a special meeting need not be given to any Director who signs a waiver of notice either before or after the meeting. To be effective the waiver shall contain recitals sufficient to identify beyond reasonable doubt the meeting to which it applies. The recitals may, but need not necessarily, include reference to the date and purpose of the meeting and the business transacted thereat. Recital of the proper date of a meeting shall be conclusive identification of the meeting to which a waiver of notice applies unless the waiver contains additional recitals creating a patent ambiguity as to its proper application. The attendance of a Director at a special Directors meeting shall constitute a waiver of notice of that meeting, except where the Director attends the meeting for the sole and express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.11 **Participation by Telecommunications**. To the extent not prohibited by applicable laws, rules, or regulations of any state or federal agency having regulatory authority over the Corporation, if any, a Director may participate in, and be regarded as present at, any meeting of the Board of Directors by means of conference telephone or any other means of communication by which all persons participating in the meeting can hear each other at the same time.

Section 3.12 **Quorum**. A majority of Directors in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.13 **Action**. The Board of Directors shall take action pursuant to resolutions adopted by the affirmative vote of a majority of the Directors participating in a meeting at which a quorum is present, or the affirmative vote of a greater number of Directors where required by the Corporation's Articles of Incorporation or otherwise by law. Minutes of all meetings of the Board of Directors shall be maintained as provided in these Bylaws.

Section 3.14 **Action Without Meeting**. To the fullest extent permitted by the Act, the Board of Directors may take action without a meeting by written consent as to such matters and in accordance with such requirements and procedures authorized by the Act. Unless otherwise permitted by the Act, such written consent must be signed by all Directors.

Section 3.15 **Presumption of Assent**. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless such Director's dissent shall be entered in the minutes of the meeting, or unless such Director shall file such Director's written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such Director's dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. The right to dissent shall not apply to a Director who voted in favor of such action.

Section 3.16 **Executive Committee**. The Board of Directors may by resolution, adopted in accordance with the Act, designate an Executive Committee with any or all such authority as may be permitted by the Act. The Executive Committee may be a standing committee appointed annually and, if appointed, shall be composed of two or more members, who shall serve at the pleasure of the Board of Directors. All voting members of the Executive Committee must be Directors of the Corporation appointed by the Board of Directors in accordance with Section 33-8-240 of the Act. The Chairman of the Board shall be a member and shall serve as Chairman of the Executive Committee unless otherwise prescribed by the Board of Directors. If designated by the Board of Directors, the Executive Committee initially shall have delegated to it and may exercise to the extent permitted by applicable law all the power and authority of the Board of Directors for management of the business and affairs of the Corporation (except to the extent, if any, subsequently limited by resolution of the full Board of Directors), including without limitation the following: to supervise the Corporation's Officers; to monitor the business of the Corporation between meetings of the full Board of Directors; to make recommendations to the full Board of Directors; to determine jurisdictions in which the Corporation shall qualify to transact business as a foreign corporation and to cause such qualification to be accomplished; to hire, promote, establish compensation for, discipline, demote, fire, and otherwise deal with and establish policy for associates and other employees, all in conjunction with the Officers; to approve, bind the Corporation under, and authorize the Corporation to perform or enforce contracts, agreements, and debt obligations; to initiate, defend, or settle legal proceedings; which duties and authority shall be exercisable without further action of the full Board of Directors and shall continue to apply until modified by the Board of Directors despite any change in membership of the Committee. Additional duties, constitution, procedures, or restrictions for the Executive Committee may be prescribed by the Board of Directors. In the absence, incapacity, inability, or refusal of the President to act, the Executive Committee may designate an Officer or Director temporarily or indefinitely to assume the authority and perform the duties of the President, which designee shall serve in such capacity at the pleasure of the Executive Committee.

Section 3.17 [RESERVED]

Section 3.18 [RESERVED]

Section 3.19 **Audit/Compliance Committee**. The Board of Directors shall by resolution, adopted in accordance with the Act, designate an Audit/Compliance Committee. The Audit/Compliance Committee shall be a standing Committee appointed annually and shall be composed of three or more members, who shall serve at the pleasure of the Board of Directors. All voting members of the Audit/Compliance Committee must be Directors of the Corporation appointed by the Board of Directors in accordance with Section 33-8-240 of the Act. The Audit/Compliance Committee initially shall have the following duties and delegated authority to the extent permitted by applicable law: to examine at least once during each calendar year and within fifteen (15) months of the last examination the affairs of the corporation or cause suitable examinations to be made by auditors responsible only to the Board of Directors and to report the result of each such examination in writing to the Board of Directors at the next regular meeting thereafter, which report shall state whether the corporation is in a sound condition, and whether adequate internal controls and procedures are being maintained and shall recommend to the Board of Directors such changes in the manner of conducting the affairs of the corporation as shall be deemed advisable; to supervise the activities of and consult with the Treasurer, other financial officers, and the Corporation's independent auditors; to establish and review appropriate audit, accounting, bookkeeping, and financial record keeping procedures and policies for the Corporation; to review and recommend to the full Board of Directors the Corporation's audit plan; to review the management letter and audit report with the independent auditors; to review the independence of and fees charged by the independent auditors; to consult with the independent auditors about the Corporation's internal controls; to review and make recommendations to the full Board of Directors about the Corporation's financial statements, periodic reports, releases, and other financial information filed with regulatory authorities or distributed to the public; to review and recommend to the full Board of Directors the Corporation's annual audited financial statements; to make recommendations to the full Board of Directors about auditing policies and procedures and the selection and retention of independent auditors and financial officers; to monitor compliance with and make recommendations about policies on non-arm's-length transactions adopted from time to time by the full Board of Directors; to serve as the liaison between the independent auditors and the Corporation; and to report on this committee's activities in the Corporation's annual report to shareholders; all of which duties and authority shall be exercisable without further action of the full Board of

Directors and shall continue to apply until modified by the Board of Directors despite any change in the membership of the Committee.

Section 3.20 **<u>Personnel/Compensation Committee</u>**. The Board of Directors shall by resolution, adopted in accordance with the Act, designate a Personnel/Compensation Committee. The Personnel/Compensation Committee shall be a standing Committee appointed annually and shall be composed of three or more members, who shall serve at the pleasure of the Board of Directors. All voting members of the Personnel/Compensation Committee must be Directors of the Corporation appointed by the Board of Directors in accordance with Section 33-8-240 of the Act. The Personnel/Compensation Committee initially shall have delegated to it and may exercise to the extent permitted by applicable law the power and authority to review and recommend to the full Board of Directors the function, performance, evaluation, discipline, compensation and benefits of all officers and employees of the Corporation, and the compensation and benefits of all directors of the Corporation and all committees of the Board of Directors.

Section 3.21 **<u>Other Committees</u>**. The Board of Directors may from time to time by resolution, adopted in accordance with the Act, designate and delegate authority to other committees, with any or all such authority as may be permitted by the Act, including (without limitation) the committees described in <u>Article V</u> if applicable. Any such committee may be designated as a standing committee appointed annually or as a special committee for specific circumstances or transactions with a limited duration. The Board of Directors may combine the duties and powers of any two or more committees. Each committee shall be composed of two or more members (unless a greater number is required in these Bylaws or by applicable law, rule or regulation), who shall serve at the pleasure of the Board of Directors. All voting committee members must be Directors of the Corporation appointed by the Board of Directors in accordance with Section 33-8-240 of the Act. Except as otherwise provided in these Bylaws, the duties, constitution, and procedures of any committee shall be prescribed by the Board of Directors, and the Board of Directors shall designate one member of each committee as its chairman.

Section 3.22 **<u>Committee Meetings and Procedures</u>**. A majority of each committee's voting members shall constitute a quorum for the transaction of business by the committee, and each committee shall take action pursuant to resolutions adopted by a majority of the committee's voting members participating in a meeting at which a quorum of the committee is present. Each committee may also take action without a meeting by written consent as to such matters and in accordance with such requirements and procedures authorized by the Act for Director action. Unless otherwise permitted by the Act for Director action, such written consent must be signed by all of the committee's voting members. Special meetings of any committee may be called at any time by any Director who is a member of the committee or by any person entitled to call a special meeting of the full Board of Directors. Each committee shall submit minutes of each of its committee meetings and written consents for actions taken without meeting at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board of Directors with respect thereto shall be entered in the minutes of the Board of Directors. However, any committee may, in its discretion, refer any action, decision, or matter to the full Board of Directors. Except as otherwise provided in this section, the conduct of all meetings of any committee, including notice thereof, and the taking of any action by such committee, shall be governed by Sections 3.08 through 3.15 of this Article.

Section 3.23 Director Compensation. The Board of Directors may by resolution from time to time authorize compensation to Directors for their services as permitted by Section 33-8-111 of the Act; provided, however, that such compensation to Directors shall not include capital stock of the Corporation or options to purchase capital stock of the Corporation. The Board of Directors may, in its discretion, authorize payments of greater amounts or different forms to the Chairman of the Board or particular Directors or committee members than are paid to other Directors. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. The Board of Directors may also by resolution authorize the payment or reimbursement of all expenses of each Director related to the Director's attendance at meetings or other service to the Corporation.

Section 3.24 Order of Business. Unless otherwise determined by the Chairman of the Board, the order of business at the annual meeting, and so far as practicable at all other meetings of the Board of Directors, shall be as follows:

1. Determination of a quorum
2. Reading and disposal of all unapproved minutes
3. Reports of Officers and committees, if applicable
4. Change in established number of Directors and screening and selection of nominees, if applicable
5. Appointment of Officers and committees, if applicable
6. Designation of nominee(s) to holding company board, if applicable.
7. Unfinished business, if applicable
8. New business
9. Adjournment

Unless, and to the extent, determined by the Board of Directors or the chairman of the meeting, or unless required by a specific rule to the contrary in these Bylaws, the Articles of Incorporation, or the Act, meetings of the Board of Directors shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

OFFICERS

Section 4.01 In General. The Officers of the Corporation shall consist of a Chairman of the Board, a President and a Secretary and may also include one or more Vice Presidents, a Treasurer, and such additional vice presidents, assistant secretaries, assistant treasurers, and other officers and agents as the Board of Directors deems advisable from time to time. All Officers shall be appointed by the Board of Directors to serve at the pleasure of the Board, and each Executive Officer must, prior to appointment and during the entire term of service, satisfy the qualifications for Directors set forth in Sections 3.03 (b) and (c) of Article III. Except as may otherwise be provided by Act or in the Articles of Incorporation, any Officer may be removed by the Board of Directors at any time, with or without cause. Any vacancy, however occurring, in any office may be filled by the Board of Directors for the unexpired term. One person may hold two or more offices. Each Officer shall exercise the authority and perform the duties as may be set forth in these Bylaws and any additional authority and duties as the Board of Directors shall determine from time to time.

Section 4.02 Chairman of the Board. The Board of Directors shall elect from the Directors a Chairman of the Board to serve at the pleasure of the Board of Directors. The Board may also appoint the Chairman of the Board to be the chief executive officer of the Corporation, subject to the authority of the Board of Directors. The Chairman of the Board shall whenever possible preside at all meetings of shareholders and all meetings of the Board of Directors, and shall serve as chairman of any, Executive Committee unless otherwise designated by the Board of Directors. Except as otherwise provided herein and as may be specifically limited by resolution of the Board of Directors, the Chairman of the Board may execute on the Corporation's behalf any and all contracts, agreements, notes, bonds, deeds, mortgages, certificates, instruments, and other documents. The Chairman of the Board shall exercise such additional authority and duties as set forth in these Bylaws and as the Board of Directors shall determine from time to time.

Section 4.03 President. The President, subject to the authority of the Board of Directors, shall manage the business and affairs of the Corporation. The President shall whenever possible preside at all meetings of the shareholders and all meetings of the Board of Directors, unless a Chairman of the Board is elected and is assigned one or both of such duties by these Bylaws or by action of the Board of Directors. The President shall see that the resolutions of the Board of Directors and authorized committees thereof are put into effect. Except as otherwise provided herein and as may be specifically limited by resolution of the Board of Directors or an authorized committee thereof, the President shall have full authority to execute on the Corporation's behalf any and all contracts, agreements, notes, bonds, deeds, mortgages, certificates, instruments, and other documents. The President shall also perform such other duties and may exercise such other powers as are incident to the office of president and as are from time to time assigned to him by the Act, these Bylaws, the Board of Directors, or an authorized committee thereof.

Section 4.04 Vice Presidents. Except as otherwise determined by the Board of Directors, each Vice President shall serve under the direction of the President. Except as otherwise provided herein, each Vice President shall perform such duties and may exercise such powers as are incident to the office of vice president and as are from time to time assigned to him by the Act, these Bylaws, the Board of Directors, an authorized committee thereof, or the President. In the absence, incapacity, or inability or refusal of the President to act, the most senior Vice President shall assume the authority and perform the duties of the President. If the Board of Directors appoints more than one Vice President, the seniority of the Vice Presidents shall be determined from their dates of appointment unless the Board of Directors shall otherwise specify. Designation of a "Senior" or "Executive" vice president by the Board of Directors, shall be an indication of seniority.

Section 4.05 Secretary. Except as otherwise provided by these Bylaws or determined by the Board of Directors, the Secretary shall serve under the direction of the President. The Secretary shall whenever possible attend all meetings of the shareholders and the Board of Directors, and whenever the Secretary cannot attend such meetings, such duty shall be delegated by the presiding officer for such meeting to a duly authorized assistant secretary. The Secretary shall record or cause to be recorded under the Secretary's general supervision the proceedings of all such meetings and any other actions taken by the shareholders or the Board of Directors (or by any committee of the Board in place of the Board) in a book or books (or similar collection) to be kept for such purpose. The Secretary shall upon proper request give, or cause to be given, all notices in connection with such meetings. The Secretary shall be the custodian of the Corporate seal and affix the seal to any document requiring it, and to attest thereto by signature. The Secretary may delegate the Secretary's authority to affix the Corporation's seal and attest thereto by signature to any Assistant Secretary. The Board of Directors may give general authority to any other officer or specified agent to affix the Corporation's seal and to attest thereto by signature. Unless otherwise required by law, the affixing of the Corporation's seal shall not be required to bind the Corporation under any documents duly executed by the Corporation and the use of the seal shall be precatory in the discretion of the Corporation's duly authorized signing officers. The Secretary shall properly keep and file, or cause to be properly kept and filed under the Secretary's supervision, all books, reports, statements, notices, waivers, proxies, tabulations, minutes, certificates, documents, records, lists, and instruments required by the Act or these Bylaws to be kept or filed, as the case may be. The Secretary may when requested, and shall when required, authenticate any records of the Corporation. Except to the extent otherwise required by the Act, the Secretary may maintain, or cause to be maintained, such items within or without the State of South Carolina at any reasonable place. In the event the Board of Directors designates and engages a Transfer Agent, as permitted by these Bylaws, such duties of keeping such shareholder records and the like accepted by such Transfer Agent shall be deemed delegated from the Secretary to such Transfer Agent, but such Transfer Agent shall be subject to supervision of the Secretary. The Secretary shall perform such other duties and may exercise such other powers as are incident to the office of secretary and as are from time to time assigned to such office by the Act, these Bylaws, the Board of Directors, an authorized committee thereof, or the President.

Section 4.06 **Treasurer**. Except as otherwise provided by these Bylaws or determined by the Board of Directors, the Treasurer shall serve under the direction of the President. The Treasurer shall, under the direction of the President, keep safe custody of the Corporation's funds and securities, maintain and give complete and accurate books, records, and statements of account, give and receive receipts for moneys, and make deposits of the Corporation's funds, or cause the same to be done under the Treasurer's supervision. The Treasurer shall upon request report to the Board of Directors on the financial condition of the Corporation. The Treasurer may be required by the Board of Directors at any time and from time to time to give such bond as the Board may determine. The Treasurer shall perform such other duties and may exercise such other powers as are incident to the office of corporate treasurer and as are from time to time assigned to such office by the Act, these Bylaws, the Board of Directors, an authorized committee thereof, or the President.

Section 4.07 **Assistant Officers**. Except as otherwise provided by these Bylaws or determined by the Board of Directors, the Assistant Secretaries, Assistant Treasurers, if any, shall serve under the immediate direction of the Secretary and the Treasurer, respectively, and under the ultimate direction of the President. The Assistant Officers shall assume the authority and perform the duties of their respective immediate superior officer as may be necessary at the direction of such immediately superior officer, or in the absence, incapacity, inability, or refusal of such immediate superior officer to act. The seniority of Assistant Officers shall be determined from their dates of appointment unless the Board of Directors shall otherwise specify.

Section 4.08 **Salaries**. The salaries and other compensation of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving a salary or other compensation by reason of the fact that such officer is also a Director of the Corporation.

ARTICLE V

[RESERVED]

ARTICLE VI

INDEMNIFICATION

Section 6.01 **Scope**. Every person who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person or a person of whom such person is the legal representative is or was a Director or Officer of the Corporation or is or was serving at the request of the Corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to the Act (and regardless of whether such proceeding is by or in the right of the Corporation), against all expenses, liabilities, and losses (including without limitation attorneys' fees, judgments, fines, and amounts paid or to be paid in settlement) suffered, or reasonably incurred by such person in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, Officers, or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of Shareholders, insurance, provision of law, or otherwise, as well as their rights under this Article VI. The Corporation may contract in advance to provide indemnification.

Section 6.02 **Advances and Reimbursements**. The determination that indemnification under this Article VI is permissible and the evaluation as to the reasonableness of expenses in a specific case shall be made, in the case of a Director, as provided by the Act, and in the case of an Officer or other person indemnified under Section 6.03, if any, as provided in Section 6.03 of this Article; provided, however, that if a majority of the Directors of the Corporation has changed after the date of the alleged conduct giving rise to a claim for indemnification, such determination and evaluation shall, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the Board of Directors and such person. Unless a determination has been made that indemnification is not permissible, and upon receipt of such written affirmation as required by the Act from the person to be indemnified, the Corporation shall make advances and reimbursements for expenses incurred by a Director or Officer or other person indemnified under Section 6.03, if any, in a proceeding upon receipt of an undertaking from such person to repay the same if it is ultimately determined that such person is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the Director or Officer and shall be accepted without reference to such person's ability to make repayment. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a Director or Officer acted in such a manner as to make such person ineligible for indemnification.

Section 6.03 **Indemnification of Other Persons**. The Corporation may, to a lesser extent or to the same extent that the Corporation is required to provide indemnification to its Directors and Officers, provide indemnification and make advances and reimbursements for expenses to (a) its employees, agents, and advisors, (b) the directors, officers, employees, agents, and advisors of its subsidiaries and predecessor entities, and (c) any person serving any other legal entity in any capacity at the request of the Corporation; and, if authorized by general or specific action of the Board of Directors, may contract in advance to do so. The determination that indemnification under this Section is permissible, the authorization of such indemnification, and the advance or reimbursement, if any, and the evaluation as to the reasonableness of expenses in a specific case, shall be made as authorized from time to time by general or specific action of the Board of Directors, which action may be taken before or after a claim for indemnification is made, or as otherwise provided by the Act. No person's rights under Sections 6.01 or 6.02 of this Article shall be limited by the provisions of this Section 6.03.

Section 6.04 **Indemnification Plan**. The Board of Directors may from time to time adopt an Indemnification Plan implementing the rights granted in Sections 6.01, 6.02, or 6.03. This Indemnification Plan shall set forth in detail any other mechanics for exercise of the indemnification rights granted in this Article VI, and shall be binding upon all parties except to the extent it is proven to be inconsistent with these Bylaws or the Act. The absence of the adoption of such plan, however, shall not vitiate the effectiveness of the rights conferred by this Article VI.

Section 6.05 **Insurance**. The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, or any other person indemnified or described as the subject of potential indemnification in this Article VI, against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

Section 6.06 **Miscellaneous**. Every reference in this Article VI to persons who are or may be entitled to indemnification shall include all persons who formerly occupied any of the positions referred to and their respective heirs, executors, and administrators. Special legal counsel selected to make determinations under this Article VI may be counsel for the Corporation. Indemnification pursuant to this Article VI shall not be exclusive of any other right of indemnification to which any person may be entitled, including indemnification pursuant to valid contract, indemnification by legal entities other than the Corporation and indemnification under policies of insurance purchased and maintained by the Corporation or others. However, no person shall be entitled to indemnification by the Corporation to the extent prohibited by the Act or to the extent such person is indemnified by another, including an insurer; provided, however, that the Corporation may make advances and reimbursements, subject to appropriate repayment obligations, under Section 6.02 if the effectiveness of such other indemnification will be delayed. The provisions of this Article VI shall not be deemed to prohibit the Corporation from entering into contracts otherwise permitted by law with any individuals or legal entities, including those named above, for the purpose of conducting the business of the Corporation. Indemnification of any person under this Article VI shall be implemented only in accordance with procedures and requirements mandated by the Act and by plans, if any, adopted pursuant to Section 6.04. If any provision of this Article VI or its application to any person or circumstance is held invalid by a court of competent jurisdiction, the invalidity shall not affect other provisions or applications of this Article VI, and to this end the provisions of this Article VI are severable.

ARTICLE VII

TRANSACTIONS

Section 7.01 **Contracts**. The Board of Directors may authorize any Officer or Officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 7.02 **Loans**. The Board of Directors may authorize any Officer or Officers, or agent or agents, to contract any indebtedness and grant evidence of indebtedness and collateral therefor in the name of an on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 7.03 **Checks, Drafts, etc**. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by the Officer or Officers, or agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 7.04 **Deposits**. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

Section 7.05 **Legal Instruments**. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts affidavits, bonds, undertakings, proxies and other instruments or documents made, granted, or issued in the ordinary course of the Corporation's business may be signed, executed, acknowledged, verified, delivered or accepted in behalf of the Corporation by the Chairman of the Board, or the President, or any Vice President, or the Secretary. Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the Corporation in such other manner and by such other Officers as the Board of Directors may from time to time direct. The provisions of this Section 7.05 are supplementary to any other provision of these Bylaws.

Section 7.06 **Voting of Shares in Other Corporations Owned by the Corporation**. Subject always to the specific directions of the Board of Directors, any share or shares of stock issued by any other corporation and owned or controlled by the Corporation may be voted at any shareholders' meeting of the other corporation by the President of the Corporation if he is present, or in his absence by any Vice-President of the Corporation who may be present or by any other Officer specifically designated by the Board of Directors. Whenever, in the judgment of the President, or in such officer's absence, of any Vice-President or other designated Officer, it is desirable for the Corporation to execute a proxy or give a shareholders' consent in respect to any share or shares of stock issued by any other corporation and owned or controlled by the Corporation, the proxy or consent shall be executed in the name of the Corporation by the President, or one of the Vice-Presidents of the Corporation without necessity of any authorization by the Board of Directors. Any person or persons designated in the manner above stated as the proxy or proxies of the Corporation shall have full right, power and authority to vote such share or shares of stock issued by the other corporation.

ARTICLE VIII

STOCK

Section 8.01 **Certificates for Shares**. Certificates representing shares of capital stock of the Corporation shall state upon the face thereof the name of the person to whom issued, the number of shares, the fact that the Corporation is organized under the laws of the State of South Carolina, and such other matters as the Board of Directors may approve or as may be required by the Act. Each certificate shall be signed by (a) any one of the Chairman of the Board, President or a Vice President, and (b) by any one of the Secretary or an Assistant Secretary. Where a certificate is countersigned by (i) a Transfer Agent other than the Corporation or its employee, or (ii) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any Officer whose facsimile signature has been placed upon a certificate shall have ceased to be such Officer before such certificate is issued it may be issued by the Corporation with the same effect as if he were such Officer at the date of issue. All certificates for shares shall be consecutively numbered. Certificates for shares of different classes, and different series within a class, to the extent authorized, if any, shall bear appropriate designations to identify the class or series as required by the Act.

Section 8.02 **Stock Transfer Books**. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issuance, shall be entered on the stock transfer books of the Corporation. Such stock transfer books shall be maintained by the Secretary or Transfer Agent as a record of the Corporation's shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each shareholder.

Section 8.03 **Transfer of Shares**. Subject to the provisions of the Act and to any transfer restrictions binding on the Corporation, transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by such holder's agent, attorney-in-fact or other legal representative, who shall furnish proper evidence of authority to transfer, upon surrender for cancellation of the certificate for such shares. Unless the Board of Directors in its discretion has by resolution established procedures, if any, by which a beneficial owner of shares held by a nominee may be recognized by the Corporation as the owner thereof, the person in whose name shares stand on the stock transfer books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. The Corporation's stock transfer books maintained by the Secretary or the Transfer Agent shall be conclusive in all such regards absent a determination by the Board of Directors of manifest error. All certificates surrendered to the Corporation for transfer shall be canceled.

Section 8.04 **New or Replacement Certificates**. No new stock certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate a substitute certificate may be issued therefor upon: (a) the making of an affidavit by the holder of record of the shares represented by such certificate setting forth the facts concerning the loss, theft, or mutilation thereof; (b) delivery of such bond and/or indemnity to the Corporation as the Secretary or Board of Directors may prescribe or as may be required by law; and (c) satisfaction of such other reasonable requirements (which may include without limitation advertisement of the same) as the Secretary or Board of Directors may prescribe. To the extent permitted by applicable law (including Section 36-8-405 of the South Carolina Uniform Commercial Code), a new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors, it is not imprudent to do so; and without limiting the generality of the foregoing, the Secretary or the Board of Directors may in their discretion waive (except as prohibited by law) any bond requirement otherwise applicable where the aggregate fair market value of the shares represented by such lost, stolen, or mutilated certificate is less than five hundred dollars based upon indicia deemed reasonable by the waiving party.

Section 8.05 **Beneficial Owners**. The Corporation shall be entitled to recognize the exclusive right of a person registered on its stock transfer books as the owner of shares to receive dividends or other distributions, and to vote as such owner, and to hold liable for calls and assessments, if any, a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have express or other notice thereof, except as otherwise provided by the Act or by procedures, if any, established by resolution of the Board of Directors in its discretion by which a beneficial owner of shares held by a nominee may be recognized as the owner thereof. Such procedures, if any, shall also set forth the extent of such recognition.

Section 8.06 **Transfer Agent**. The Board of Directors may, in its discretion, appoint an independent institutional Transfer Agent to serve as transfer agent and registrar for the Corporation's stock at the pleasure of the Board. Such Transfer Agent shall assist the Corporation's Secretary and voting inspectors in performance of their duties respecting shares of the Corporation's stock. Such Transfer Agent shall maintain the Corporation's stock transfer books and stock certificates in accordance with the Act, these Bylaws, instructions of the Board of Directors, and customary procedures consistently applied. Such Transfer Agent shall perform such other duties and shall be entitled to exercise such other powers, as may be assigned to the Transfer Agent from time to time by the Secretary or the Board of Directors.

Section 8.07 **Transfer Restrictions**. The Secretary (or any other Officer designated by the Board of Directors) shall have full power and authority to place or cause to be placed on any and all stock certificates restrictive legends to the extent reasonably believed necessary or appropriate to ensure the Corporation's compliance with federal or any state's securities laws or any legal obligation upon the Corporation by agreement or otherwise, and to issue to any Transfer Agent stop transfer orders to effect compliance with such legends.

ARTICLE IX

MISCELLANEOUS

Section 9.01 **Fiscal Year**. The fiscal year of the Corporation shall be established, and may be altered, by resolution of the Board of Directors from time to time as the Board deems advisable.

Section 9.02 **Dividends**. The Board of Directors may from time to time at any regular or special meeting (or by any other manner of action permitted by these Bylaws and the Act) declare, and the Corporation may pay, dividends or other distributions on its outstanding shares of stock in the manner and upon the terms and conditions as the Board of Directors deems advisable and as may be permitted by the Articles of Incorporation, the Act, and any other lawful restrictions imposed upon the Corporation. Such dividends or other distributions, when declared and permitted, may be paid in cash, stock, property, or any other permitted means lawfully declared by the Board of Directors.

Section 9.03 **Seal**. The seal of the Corporation shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization, and the words "Corporate Seal, State of South Carolina."

Section 9.04 **Forms of Records**. When consistent with good business practices, any records of the Corporation may be maintained in other than written form if such other form is capable of reasonable preservation and conversion into written form within a reasonable time.

Section 9.05 **Amendments**. Any or all of these Bylaws may be altered, amended, or repealed and new Bylaws may be adopted by the Board of Directors, subject to the following: (a) the right of the shareholders to alter, adopt, amend, or repeal Bylaws as provided in the Act; and (b) action of the shareholders in adopting, amending, or repealing a particular Bylaw wherein the Board of Directors is expressly prohibited by such shareholder action from amending or repealing the particular Bylaw acted upon by the shareholders. The shareholders may amend or repeal any or all of these Bylaws even though these Bylaws may also be amended or repealed by the Board of Directors. Any notice of a meeting of shareholders at which Bylaws are to be adopted, amended, or repealed shall state that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment, or repeal of Bylaws and contain or be accompanied by a copy or summary of the proposal.

Section 9.06 **Severability**. If any provision of these Bylaws or the application thereof to any person or circumstances shall be held invalid or unenforceable to any extent by a court of competent jurisdiction, such provision shall be complied with or enforced to the greatest extent permitted by law as determined by such court, and the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected thereby and shall continue to be complied with and enforced to the greatest extent permitted by law.

Section 9.07 **Usage**. In construing these Bylaws, feminine or neuter pronouns shall be substituted for masculine forms and vice versa, and plural terms shall be substituted for singular forms and vice versa, in any place in which the context so requires. The section and paragraph headings contained in these Bylaws are for reference purposes only and shall not affect in any way the meaning or interpretation of these Bylaws. Terms such as "hereof", "hereunder", "hereto", and words of similar import shall refer to these Bylaws in the entirety and all references to "Articles", "Paragraphs", "Sections", and similar cross references shall refer to specified portions of these Bylaws, unless the context clearly requires otherwise. Terms used herein which are not otherwise defined shall have the meanings ascribed to them in the Act. All references to statutory provisions shall be deemed to include corresponding sections of succeeding law.

Section 9.08 **Statutes, Etc**. All references to statutory provisions and applicable rules and regulations promulgated by governmental agencies shall be deemed to include amendments thereto and corresponding sections of succeeding law.

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SCCB FINANCIAL CORP.

APPENDIX A
SUBSCRIPTION AGREEMENT

The undersigned, having received the Offering Circular (the "Offering Circular") dated ________, 2006, of SCCB Financial Corp. (the "Company"), subject to the terms and conditions of the Offering Circular, hereby subscribes for the number of shares of common stock of SCCB Financial Corp. (the "Common Stock"), shown below. The undersigned tenders herewith the purchase price of $5.00 per share to SCCB Financial Corp.. All payments shall be in United States dollars in cash or by check, draft or money order drawn to the order of *"SCCB Financial Corp."*

Your Properly Completed Subscription Form and Payment Must Be Returned To:

SCCB FINANCIAL CORP.
1545 Sumter Street
Columbia, South Carolina 29201

Acknowledgments and Representations

In connection with this subscription, the undersigned hereby acknowledges and agrees that:

(1) Upon acceptance in writing by SCCB Financial Corp., the Subscription Agreement will be binding and legally enforceable against the undersigned. This subscription will only be deemed accepted upon agreement thereto by the President of SCCB Financial Corp.. No other person has authority to accept or reject a subscription on behalf of SCCB Financial Corp.

(2) SCCB Financial Corp. reserves the right to accept this subscription in whole or in part. If this subscription is accepted in part, the undersigned agrees to purchase the accepted number of shares subject to all of the terms of this offer.

(3) The shares of Common Stock subscribed for hereby are equity securities and are not savings accounts or deposits, and **Investment in SCCB Financial Corp. is Not insured by the Federal Deposit Insurance Corporation.**

(4) This subscription is nonassignable and nontransferable, except with the written consent of SCCB Financial Corp.

(5) Subscription funds will not be held in escrow.

(6) Subscription funds relating to any portion of a subscription that is not accepted will be returned to the subscriber without any interest thereon.

(7) Certificates will be delivered by first class mail to the address set forth herein.

(8) The undersigned has received a copy of the Offering Circular, and represents that this Subscription Agreement is made solely on the basis of the information contained in the Offering Circular and is not made in reliance on any inducement, representation or statement not contained in the Offering Circular. No person (including any Director of SCCB Financial Corp.) has given any information or made any representation not contained in the Offering Circular, or, if given or made, such information or representation has not been relied upon.

I wish to subscribe for the following shares of SCCB Financial Corp. Common Stock:

Number of shares I want to buy is
_______________Shares of Class A (voting) common stock and/or
_______________Shares of Class B (nonvoting) common stock x
$5.00 per share (or as are accepted) =
$____________________

My payment of that amount is enclosed. Make check out to:
SCCB Financial Corp.

*If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at $5.00 per share (or as are accepted).

(Name(s) in which stock certificates should be registered**)

(Street Address)

____
(City/State/Zip Code)

____
(Social Security or Employer I.D. No.)

( ) ( )

SUBSTITUTE W-9

Under the penalties of perjury, I certify that: (1) the Social Security number or taxpayer identification number given above is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

I HAVE RECEIVED THE OFFERING CIRCULAR.

____________________ ____________
(Signature (Date)

____________________ ____________
(Signature) (Date)

____________________ ____________________
(Home Telephone No.) (Business Telephone No.)

**Stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

EXHIBIT 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
SCCB Financial Corp.

We consent to the inclusion of our Report dated April 10, 2006, relating to the consolidated balance sheets of SCCB Financial Corp. at December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive loss, and cash flows for each of the years ended December 31, 2005, 2004 and 2003, and to the reference to our firm under the heading "Accounting Matters" in this Form 1-A filing by SCCB Financial Corp. in connection with the qualification of an offering of SCCB Financial Corp. common stock.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
June 16, 2006

COLUMBIA | CHARLESTON FLORENCE GREENVILLE

Haynsworth Sinkler Boyd, P.A. | ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
WEBSITE www.hsblawfirm.com

JOSEPH D. CLARK
DIRECT DIAL NUMBER (803) 540-7847
EMAIL jclark@hsblawfirm.com

June 16, 2006

SCCB Financial Corp.
1545 Sumter Street
Columbia, South Carolina 29201

Gentlemen:

In connection with the qualification under the Securities Act of 1933 (the "Act") of the sale of 700,000 shares of the Class A common stock and 300,000 shares of the Class B common stock (the "Common Stock") of SCCB Financial Corp., a South Carolina corporation (the "Company"), we have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination it is our opinion, under South Carolina law, including the statutory provisions, all applicable provisions of the South Carolina Constitution and reported judicial decisions interpreting those laws, that the Common Stock, when issued upon the terms and conditions set forth in the Regulation A Offering Statement filed by the Company in connection with the qualification of the Common Stock, and upon receipt of the consideration therefor, will be legally issued, fully paid and nonassessable.

We consent the filing of a copy of this opinion, under South Carolina law, including the statutory provisions, all applicable provisions of the South Carolina Constitution and reported judicial decision interpreting those laws, as an exhibit to the Offering Statement.

Very truly yours,

Haynsworth Sinkler Boyd, P.A.

Haynsworth Sinkler Boyd, P.A.